Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer to Purchase and Circular (as defined below), as supplemented by the First Notice of Change (as defined below). If you are in doubt as to how to deal with it, you should consult your investment advisor, broker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

Shareholders (as defined below) in the United States should read the “Notice to United States Shareholders and Other Shareholders Outside Canada” on page 2 of this Notice of Variation and Change.

If you have any questions, please contact Laurel Hill Advisory Group, the information agent and depositary in connection with the Offer (as defined below), by telephone at 1-877-452-7184 (North American Toll-Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Neither this document nor the Original Offer to Purchase and Circular has been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or upon the adequacy of the information contained in this document or the Original Offer to Purchase and Circular. Any representation to the contrary is unlawful. Information has been incorporated by reference in the Original Offer to Purchase and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Gold Royalty Corp., 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3, telephone number 604-396-3066 and are also available electronically on SEDAR at www.sedar.com or on Gold Royalty Corp.’s website at www.goldroyalty.com/elemental-offer/.

Neither the U.S. Securities and Exchange Commission nor any U.S. state or Canadian provincial or territorial securities commission has approved or disapproved of the securities to be issued under this Notice of Variation and Change or the Original Offer to Purchase and Circular or determined that this Notice of Variation and Change or the Original Offer to Purchase and Circular is truthful or complete. Any representation to the contrary is a criminal offense.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

April 11, 2022

GOLD ROYALTY CORP.

NOTICE OF VARIATION AND CHANGE

of its

OFFER TO PURCHASE

all of the outstanding common shares of

ELEMENTAL ROYALTIES CORP.

on the basis of 0.27 of a common share of Gold Royalty Corp. for each common share of Elemental Royalties Corp.

This Notice of Variation and Change (the “Second Notice of Change”) supplements the offer of Gold Royalty Corp. (“Gold Royalty” or the “Offeror”) dated January 11, 2022 (the “Original Offer to Purchase”), as supplemented by the notice of change dated January 21, 2022 (the “First Notice of Change”) to purchase, on and subject to the terms and conditions of the Original Offer to Purchase, all of the outstanding common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”), together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan, other than any Elemental Shares held directly or indirectly by the Offeror or its affiliates, and which includes any Elemental Shares that may become issued and outstanding after the date of the Original Offer to Purchase but before the Expiry Time (as defined herein) upon the exercise, exchange or conversion of any Convertible Securities (as defined herein).

The Offeror has prepared this Second Notice of Change to give notice that it has: (i) amended certain terms and provisions in connection with the Offer; and (ii) provided additional disclosure, including updated unaudited pro forma condensed combined financial statements, with respect to certain matters relating to the Offer.

The Original Offer to Purchase, as supplemented hereby, remains open for acceptance until 5:00 p.m. (Toronto time) on April 27, 2022 unless the Offer is abridged, extended or withdrawn (the “Expiry Time”).

The Original Offer to Purchase, as supplemented by the First Notice of Change and as further supplemented hereby, is referred to herein as the “Offer”, unless the context otherwise requires.

This Second Notice of Change should be read in conjunction with: (i) the Original Offer to Purchase and the accompanying take-over bid circular dated January 11, 2022 (the “Circular” and, together with the Original Offer to Purchase, the “Original Offer and Circular” or “Original Offer to Purchase and Circular”), as supplemented by the First Notice of Change; (ii) the letter of transmittal that accompanied the Original Offer to Purchase and Circular (the “Letter of Transmittal”); and (iii) the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (the “Notice of Guaranteed Delivery” and, collectively with the Letter of Transmittal and the Original Offer to Purchase and Circular, the “Original Offer Documents”). To the extent specifically set out in this document, the Original Offer Documents are deemed to be supplemented as of the date hereof to give effect to the additional information of the Offeror described in this document. Unless the context otherwise requires, capitalized terms used herein but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings given to them in the Original Offer to Purchase and Circular.

Shareholders who have not yet deposited their Elemental Shares under the Offer and who wish to accept the Offer must properly complete and execute the Letter of Transmittal that accompanied the Original Offer to Purchase and Circular (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) representing their Elemental Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Elemental Shares set out at Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (printed on PINK paper), a manually executed facsimile thereof or CDS online letter of guarantee option.

All Shareholders who have already validly deposited and not properly withdrawn their Elemental Shares under the Offer do not need to do anything further to receive consideration offered by the Offeror for Elemental Shares under the Offer.

Shareholders whose Elemental Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Elemental Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Information Agent, whose contact details are provided above and on the back cover of this document. Additional copies of this document, the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the First Notice of Change may be obtained without charge on request from the Information Agent and Depositary and are available at the Offeror’s website at www.goldroyalty.com/elemental-offer/ or on SEDAR at www.sedar.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

-ii-

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Elemental Shares as permitted by applicable Laws or regulations of Canada or its provinces or territories.

Information contained in this document is given as of April 11, 2022, unless otherwise specifically stated.

The Information Agent and Depositary for the Offer is:

Laurel Hill Advisory Group

North American Toll Free Phone: 1-877-452-7184

Outside of North America: 1-416-304-0211

E-mail: assistance@laurelhill.com

-iii-

NOTICE TO UNITED STATES SHAREHOLDERS AND OTHER SHAREHOLDERS OUTSIDE CANADA

In connection with the Offer, the Offeror has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F–4 and Amendment No. 1 thereto (together, the “Registration Statement”) under the U.S. Securities Act of 1933, as amended, (together with the rules and regulations promulgated thereunder, the “U.S. Securities Act”), which contains a prospectus relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE INCLUDED HEREIN AND THEREIN, INCLUDING ANY ATTACHED SCHEDULES, AND ALL OTHER APPLICABLE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, ELEMENTAL AND THE OFFER. Materials filed with SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at the Offeror’s website, www.goldroyalty.com or by directing a written or oral request to the Information Agent and Depositary for the Offer, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, 1-416-304-0211 outside North America, or by e-mail at assistance@laurelhill.com, or to Chief Financial Officer of the Offeror at 1830-1030 West Georgia Street, Vancouver, British Columbia, telephone 604-396-3066.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror and Elemental is formed under the laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, Elemental and such other persons may be located outside the United States. Shareholders resident in the United States (“U.S. Shareholders”) may not be able to sue the Offeror, Elemental or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE OFFER CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE ORIGINAL OFFER TO PURCHASE AND CIRCULAR, AS SUPPLEMENTED BY THE FIRST NOTICE OF CHANGE, OR THIS SECOND NOTICE OF CHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder, except for any requirements thereunder applicable to exchange offers commenced before the effectiveness of the related registration statement. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E as applicable to tender offers conducted under the Tier II “cross-border tender offer rules” adopted by the SEC. The Tier II exemption provides limited relief under Section 14(e) and Regulation 14E. The Offer is made in the United States with respect to a Canadian foreign private issuer, also in accordance with Canadian provincial and federal corporate and take-over bid rules. U.S. Shareholders should be aware that such requirements are different from those of the United States applicable to prospectuses and circulars for tender offers of United States domestic issuers registered under the U.S. Securities Act.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Exchange Act, the Offeror or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Elemental Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase cannot be made in the United States but may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable Canadian laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. Shareholders of such information.

Annual financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and interim financial statements incorporated by reference herein have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting and thus may not be comparable to financial statements of U.S. companies.

U.S. Shareholders should be aware that the disposition of their Elemental Shares, including the associated SRP Rights, and the acquisition of Gold Royalty Shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning Gold Royalty Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of the United States, may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.

This document does not generally address the income tax consequences of the Offer to Shareholders in any jurisdiction outside Canada or the United States. Shareholders in a jurisdiction outside Canada or the United States should be aware that the disposition of Elemental Shares, including the associated SRP Rights, may have tax consequences which may not be described herein. Accordingly, Shareholders outside Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is unlawful.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Gold Royalty is subject to the reporting requirements of the applicable Canadian securities Laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates relating to the projects underlying Gold Royalty’s interests in this Second Notice of Change or incorporated by reference in the Original Offer to Purchase and Circular have been prepared in accordance with the requirements of Canadian securities Laws, which differ in many respects from the requirements of United States securities Laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43- 101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves (the “CIM Definition Standards”), adopted by the CIM Council, as amended. In addition, certain of the operators of the properties underlying the Offeror’s interests prepare mineral reserve and mineral resource estimates in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC”), which differs from NI 43-101 and the requirements of the SEC.

The SEC adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act which are codified in Regulation S-K subpart 1300. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 have been replaced. Gold Royalty is required to the extent it has access to the necessary information, to provide in its filings with the SEC, including the Registration Statement, disclosure on its mineral properties under the SEC Modernization Rules.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

U.S. Shareholders are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Offeror may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under the SEC Modernization Rules.

U.S. Shareholders are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” on the projects underlying Gold Royalty’s royalty and other interests are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. Shareholders are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Second Notice of Change, the Original Offer to Purchase and Circular, and the documents incorporated by reference therein, as supplemented by the First Notice of Change, containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities Laws and the rules and regulations thereunder.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Second Notice of Change constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Securities Laws (collectively, “forward-looking statements”). Forward-looking statements include statements that may relate to Gold Royalty’s plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

The Original Offer and Circular, including the documents incorporated by reference in the Original Offer and Circular, the First Notice of Change and this Second Notice of Change contain forward-looking statements. Readers are urged to consult the information provided under the heading “Notice Regarding Forward-Looking Statements” commencing on page 4 of the Original Offer and Circular for important information respecting the forward-looking statements and information provided therein. In addition, this Second Notice of Change contains forward-looking statements including, but not limited to: those relating to the Offer, including statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer; the value of the Gold Royalty Shares received as consideration under the Offer; reasons to accept the Offer; the Offeror’s future financial and operational performance; expectations regarding the royalty and other interests of the Offeror; estimates of mineral resources and mineral reserves on the projects in which Gold Royalty has royalty interests; adequacy of capital and financing needs; Gold Royalty’s proposed amended credit facility; any commitment to acquire Elemental Shares; the satisfaction of the conditions to consummate the Offer and other statements that are not historical facts.

These forward-looking statements are based on the opinions, estimates and assumptions of Gold Royalty in light of its management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Gold Royalty currently believes are appropriate and reasonable in the circumstances, including, in addition to those named in the Original Offer to Purchase and Circular: the remaining conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated benefits of the Offer will materialize; Elemental’s public disclosure is accurate and that Elemental has not failed to disclose publicly any material information respecting Elemental, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s or Elemental’s operations; that conditions to completing the proposed amended credit facility will be satisfied or waived; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations.

Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that the Offeror considered appropriate and reasonable as of the date such statements are made and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. In particular, there are certain risks related to the consummation of the Offer including, but not limited to: the risk of failure to satisfy the remaining conditions to the Offer; the risk that the anticipated benefits of the Offer may not be realized; and risks relating to the failure to satisfy the conditions to completing the proposed amended credit facility. In addition, Shareholders are cautioned that the actual results of the Offeror following the successful completion of the Offer may differ materially from the expectations expressed herein and in the Original Offer and Circular as a result of a number of additional risks and uncertainties. For a further discussion regarding the risks related to the Offer and the Offeror, see Section 6 of the Original Offer to Purchase and Circular, “Risk Factors Related to the Offer”.

Although Gold Royalty believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Although Gold Royalty has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to Gold Royalty or that it presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speaks only as of the date made. The forward-looking statements contained in this Second Notice of Change and the Original Offer to Purchase and Circular, as supplemented by the First Notice of Change, represent Gold Royalty’s management’s expectations as of the date of such statements (or as the date they are otherwise stated to be made) and are subject to change after such date. However, Gold Royalty disclaims any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable Securities Laws.

All of the forward-looking statements contained in this Second Notice of Change are expressly qualified by the foregoing cautionary statements.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Elemental Shares and the accompanying SRP Rights and is not made for any warrants, options or any other rights to acquire Elemental Shares (collectively, “Convertible Securities”). Any holder of such Convertible Securities who wishes to accept the Offer should, to the extent permitted by the terms of the Convertible Security and applicable Law, exercise, exchange or convert such Convertible Securities in order to obtain certificates representing Elemental Shares and deposit those Elemental Shares under the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Convertible Securities will have received certificate(s) or a DRS Advice representing the Elemental Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described under “Procedure for Guaranteed Delivery” in Section 3 of the Original Offer to Purchase, “Manner of Acceptance”.

The tax consequences to holders of Convertible Securities of exercising or not exercising such securities are not described in the Original Offer to Purchase and Circular. Holders of such Convertible Securities should consult their own tax advisors with respect to the potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

REPORTING CURRENCIES

Unless otherwise indicated, all references to “C$” or “dollars” herein and in the Original Offer to Purchase and Circular refer to Canadian dollars and all references to “US$” in this Offer to Purchase and Circular refer to United States dollars.

EXCHANGE RATES

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. The high, low, average and closing exchange rates for United States dollars in terms of the Canadian dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Quarter ended December 31, 2021	Year ended September 30, 2021	Period from June 23, 2020 to September 30, 2020
High	0.8111	0.8306	0.7668
Low	0.7727	0.7491	0.7309
Average	0.7936	0.7915	0.7494
Closing	0.7888	0.7849	0.7497

On April 8, 2022, the rate of exchange as reported by the Bank of Canada for one Canadian dollar expressed in U.S. dollars was US$0.7943.

NOTICE OF VARIATION AND CHANGE

April 11, 2022

TO:	THE HOLDERS OF ELEMENTAL SHARES

This Second Notice of Change supplements the information provided, and amends certain terms, in the Original Offer to Purchase and Circular.

Except as otherwise set out in this Second Notice of Change, the information, terms and conditions set out in the Original Offer to Purchase and Circular, as supplemented by the First Notice of Change, and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular continue to be applicable in all respects and this Second Notice of Change should be read in conjunction with the Original Offer to Purchase and Circular, as supplemented by the First Notice of Change, and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular.

Consequential amendments in accordance with this Second Notice of Change are deemed to be made, where required, to the Original Offer Documents.

1.	Recent Developments

Appointment of New Director

On February 15, 2022, the Offeror’s board of directors appointed Karri Howlett to the board. Ms. Howlett has been the principal of Karri Howlett Consulting, which provides environmental, social and governance and business consulting services to businesses, since 2006. She is also a director of the Saskatchewan Trade and Export Partnership, NexGen Energy Ltd. and March Consulting Associates Inc. From 2013 to 2021, she served as a director of SaskPower, where she chaired its Safety, Environment and Corporate Responsibility Committee and led the development and implementation of net zero carbon emissions strategies. She was also previously the President and a director of RESPEC Consulting Inc., a geoscience and engineering consulting company based in Saskatoon, Saskatchewan. Ms. Howlett holds a B. Comm. (Hon.) in finance from the University of Saskatchewan, is a CFA charterholder and holds the Chartered Director designation.

As of April 11, 2022, Ms. Howlett held no Gold Royalty Shares, options to acquire Gold Royalty Shares or incentive plan awards from the Offeror. As a member of the Offeror’s board of directors, Ms. Howlett will receive an annual retainer of C$35,000.

As previously disclosed by the Offeror, Garnet Dawson and Clarence “Trey” Wasser did not stand for re-election at the Offeror’s annual meeting of shareholders held on February 9, 2022. As a result, as of the date hereof, the board of directors of the Offeror is comprised of David Garofalo (Chairman), Warren Gilman (Independent Lead Director), Amir Adnani, Ken Robertson, Alan Hair, Glenn Mullan and Karri Howlett.

Acquisition of 0.75% NSR on Côté Gold Project

On March 1, 2022, the Offeror completed its acquisition of an existing 0.75% net smelter return royalty (the “Côté Royalty”) from an existing royalty holder on a portion of the Côté Gold Project, located in Ontario Canada (the “Côté Gold Project”), and is owned 92.5% by the Côté Gold Joint Venture (a joint venture owned 70% by IAMGOLD Corporation and 30% by Sumitomo Metal Mining Co., Ltd.) and 7.5% by a third party. Pursuant to the transaction, the Offeror paid total consideration of US$15.875 million at closing, comprised of US$15 million in cash and the balance through the issuance of 207,449 Gold Royalty Shares.

The Offeror currently considers its royalty on the Côté Gold Project as a property that is material to it. See Schedule “A” to this Second Notice of Change for supplemental disclosure relating to the royalty interests of the Offeror in the Côté Gold Project.

New Credit Facility

In January 2022, the Company entered into a definitive credit agreement (the “Existing Credit Agreement”) with the Bank of Montreal providing a fully underwritten US$10 million secured revolving credit facility (the “BMO Credit Facility”), which includes an accordion feature for an additional US$15 million subject to certain conditions (the “Accordion”). The BMO Credit Facility, secured against the assets of the Company, will be available for general corporate purposes, acquisitions and investments, and will bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable. The BMO Credit Facility matures on March 31, 2023 and is fully drawn. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

In connection with the completion of the Offer and to provide additional liquidity to refinance Elemental’s existing indebtedness, in March 2022, the Offeror executed a commitment letter (the “Commitment Letter”) with Bank of Montreal and Canadian Imperial Bank of Commerce (together, the “Lenders”) for the upsize of the BMO Credit Facility from US$10 million to US$25 million (the “Upsized Facility”), plus the Accordion. The Upsized Facility would be available to refinance Elemental’s existing indebtedness, and is subject to definitive documentation to amend the Existing Credit Agreement and other customary conditions, including the successful completion of the Offer and receipt of a customary payout letter from Elemental’s existing lender. The Upsized Facility, once effective, will mature on March 31, 2025. Amounts drawn on the Upsized Facility will bear interest at the same rate as under the Existing Credit Agreement.

See Schedule “B” for updated unaudited pro forma condensed combined financial statements assuming the completion of the Offer and utilization of the Upsized Facility in connection with the Offer.

Regulatory Approvals

In March 2022, the Offeror received a “no action” letter from the Foreign Investment Review Board (“FIRB”) of the Government of Australia advising that the transactions described in the Offeror’s application regarding the Offer are not subject to the Foreign Acquisitions and Takeovers Act 1975 (“FATA”). The Offeror made application for foreign investment approval to FIRB on January 31, 2022.

After reviewing the pertinent facts and consulting with its advisors, the Offeror has determined that a pre-merger notification and an application pursuant to subsection 114(1) of the Competition Act to the Commissioner under the Competition Act (the “Commissioner”), and an application to the Commissioner for an advance ruling certificate (“ARC”), are not required with respect to the Offer. See Section 5 of this Second Notice of Change, “Amendments to the Original Offer and Circular – Satisfaction of Certain Regulatory Approvals”.

Expanded Monarch Royalties

On March 29, 2022, the Offeror entered into a definitive agreement with Monarch Mining Corporation (“Monarch”) to provide C$4.5 million in additional royalty financing by increasing the size of the Offeror’s existing gold royalty interests. The Offeror provided an additional C$1.0 million in financing to Monarch by participating in its marketed private placement offering. Pursuant to the private placement, Gold Royalty acquired 1,666,667 units of Monarch at a price of C$0.60 per unit. Each unit is comprised of one common share of Monarch and one warrant, with each warrant entitling the holder to acquire an additional share for C$0.95 for a period of 60 months from the date of issuance thereof.

The expanded royalties include: (i) increased per tonne royalty (“PTR”) on material processed at the mill from the Beaufor Mine through the Beacon Mill from C$2.50/t to C$3.75/t and C$1.25/t on material from the McKenzie Break, Croinor Gold, Swanson and Monarch’s future properties (with the increased portion of the PTR subject to a cap of 1,000 tonnes of material processed per day); (ii) increased net smelter return (“NSR”) royalties on Monarch’s McKenzie Break, Croinor Gold, and Swanson properties from 2.50% NSR to a 2.75% NSR over the properties; (iii) elimination of Monarch’s existing 1.25% NSR royalty buyback rights on the McKenzie Break, Croinor Gold, and Swanson; and (iv) retained pre-emptive rights held by the Offeror on any future PTRs on the Beacon Mill and the Offeror will retain a right of first refusal on the creation of any additional NSR properties over the McKenzie Break, Croinor Gold, and Swanson properties.

The transaction closed on April 6, 2022.

2.	Manner of Acceptance

The Offer may be accepted by Shareholders in the manner set forth in Section 3 of the Original Offer to Purchase, “Manner of Acceptance”.

3.	Take Up of and Payment for Deposited Shares

The Offeror will take-up and pay for tendered Elemental Shares validly deposited under the Offer and not properly withdrawn in the manner set out in Section 6 of the Original Offer to Purchase, “Take Up of and Payment for Deposited Shares”.

4.	Right to Withdraw Deposited Shares

Shareholders have the right to withdraw Elemental Shares deposited under the Offer under the circumstances and in the manner set out in Section 7 of the Original Offer to Purchase, “Right to Withdraw Deposited Shares”.

5.	Amendments to the Original Offer and Circular

Amendments to Conditions

In response to comments received by the Offeror from the SEC on the Registration Statement (the “SEC Comments”), revisions were made to certain sections of the Original Offer to Purchase and Circular. These revisions do not change the scope of the conditions of the Offer in any material respect. Accordingly, and by notice to the Depositary given on April 11, 2022, the Original Offer to Purchase and Circular is hereby varied as follows:

(a)	the words “sole judgement” are deleted and replaced with “reasonable judgement” in each of:

a.	page (ii), in the first paragraph under the heading “Conditions”;

b.	page 4, in item 3 of the list under the heading “What are some of the significant conditions under the Offer?”;

c.	page 14, in item 3 of the list under the heading “Conditions of the Offer”;

d.	under Section 4 of the Original Offer to Purchase, “Conditions of the Offer”:

i.	on page 33, in the last sentence of the paragraph preceding the list of items;
ii.	on page 33, in subsection (c); and
iii.	on page 33, each instance in subsection (d);

(b)	under Section 4 of the Original Offer to Purchase, “Conditions of the Offer”:

a.	on page 34, in subsection (f) the words “which might make” are deleted and replaced with “which, the Offeror determines, acting reasonably, would make”;

b.	on page 35, in the paragraph of subsection (g) following the list of events, the words “that might make” are deleted and replaced with “that the Offeror determines, acting reasonably, would make”;

c.	on page 35, in the paragraph of subsection (h) following the list of events, the words “that might make” are deleted and replaced with “that the Offeror determined, acting reasonably, would make”;

d.	on page 36, the two paragraphs immediately following the list of conditions are deleted and replaced with the following:

“In all cases, when exercising its judgment or discretion, the Offeror will act reasonably. The foregoing conditions, other than the Statutory Minimum Condition, are for the exclusive benefit of the Offeror and may be asserted by the Offeror, at any time. The Offeror may waive any of the foregoing conditions, other than the Statutory Minimum Condition pursuant to the Offer, in its sole discretion, in whole or in part, at any time and from time to time before the Expiry Time, without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Subject to applicable laws and any rights of Elemental shareholders before a court of competent jurisdiction, any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.”

(c)	under Section 13 of the Original Offer to Purchase, “Other Terms of the Offer”, on page 42, the last line of the fifth paragraph is deleted and replaced with: “In all cases, when exercising its judgment or discretion, the Offeror will act reasonably”; and

(d)	under Section 19 of the Original Circular, “Shareholder Rights Plan”, in the first sentence of the last paragraph, on page 72, the words “in its sole judgment” are deleted and replaced with “in its reasonable judgment”.

Satisfaction of Certain Regulatory Approvals

On January 31, 2022, the Offeror voluntarily notified FIRB of the proposed acquisition and sought confirmation that the Australian Government has no objection to the acquisition. On March 7, 2022, the Offeror received a “no action” letter from FIRB advising that the transactions described in the Offeror’s application regarding the Offer are not subject to the FATA.

After reviewing the pertinent facts and consulting with its advisors, the Offeror has determined that a pre-merger notification and an application pursuant to subsection 114(1) of the Competition Act to the Commissioner, and an application to the Commissioner for an ARC, are not required with respect to the Offer.

On page 55 under Section 6 of the Original Circular, “Risk Factors Related to the Offer”, in the first sentence under the heading “The Offer may not be completed for a variety of reasons”, the words “including, if required, the Australian FIRB Approval and the Competition Act Approval” are deleted.

6.	Updated Information Concerning the Offer

Certain disclosure contained in the Original Offer to Purchase and Circular are hereby updated to provide the following additional information.

Frequently Asked Questions

Why Accept the Offer?

Gold Royalty believes that the Offer is compelling, and represents a superior alternative to continuing on the course set by the current Elemental Board and management of Elemental. Shareholders should consider the following factors in making a decision whether to accept the Offer:

●	Significant Upfront Premium to Shareholders. The Offer represents a 37% premium to Shareholders based on the closing prices of each of the Offeror’s and Elemental’s shares on December 17, 2021. The Offer implies consideration of C$1.78 per share, which exceeds Elemental’s 2021 peak share price.

●	The Combination of Gold Royalty and Elemental will create a Sector-Leading Portfolio of 203 Strategic Royalties. The combined entity will have a balanced portfolio of cash flowing, development and exploration royalty assets owned by premier operating partners and located in Tier 1 mining jurisdictions. This provides Shareholders with ownership in a larger, more diversified, higher quality portfolio of royalty assets anchored by cornerstone royalties on portions of the Canadian Malartic Property (Québec, Canada), Fenelon Gold Property (Québec, Canada), and Karlawinda Gold Project (Australia), as well as Gold Royalty’s recent royalty acquisition on the Côté Gold Project and expanded royalties on Monarch’s Québec projects (Beaufor, Croinor Gold, McKenzie Break, and Swanson). In addition, the portfolio’s peer-leading near-term growth profile will be further complemented by a deep development and exploration pipeline, including Gold Royalty’s royalty on REN (Nevada, USA), Gold Royalty’s royalty generator model and future acquisitions.

●	Enhanced Trading Liquidity. Gold Royalty averaged approximately US$3.2 million of daily trading liquidity over the six months ended December 17, 2021, as compared to approximately US$62,000 for Elemental over the same period. A combination with Gold Royalty is expected to allow Shareholders to realize an immediate premium in a more liquid vehicle.

●	Strong Balance Sheet and Access to Capital. Gold Royalty is positioned with approximately US$44 million in total liquidity to complete the Offer (based on cash and marketable securities as at December 31, 2021, plus cash available under its credit facility, less acquisition costs for its recently completed Côté Royalty and Monarch royalty transactions). With an oversubscribed US$90 million initial public offering in March 2021, Gold Royalty has demonstrated the ability to access capital markets at an attractive cost of capital, providing the combined company with the critical mass to drive continued growth through acquisition.

●	Management Track Record in Maximizing Shareholder Value. Gold Royalty has a management team with deep mining and capital markets expertise and an established track record of success in the royalty and mining industry. The Gold Royalty management team has demonstrated its ability, through the recent acquisitions of Ely Gold, Abitibi Royalties and Golden Valley, to successfully execute transformative acquisitions in an increasingly competitive market.

●	Clear Path to Re–rate Through Increased Scale, Asset Quality and Precious Metals Focus. In combination with Elemental, Gold Royalty will be strategically positioned as a preeminent intermediate gold royalty company. In addition to the upfront premium, Shareholders may benefit from a potential valuation re-rating as a result of the combined company’s increased scale, portfolio diversification, trading liquidity, index inclusion within the GDXJ, and the potential for future growth both organically and through acquisition.

What does the Elemental Board of Directors think of the Offer?

On January 26, 2022, Elemental issued a press release announcing its board of directors’ recommendation with respect to the Offer and filed a directors’ circular, dated January 24, 2022. The directors’ circular provided, among other things, that based upon the recommendation of a special committee of the Elemental board of directors, the Elemental board of directors concluded that the Offer is inadequate, does not reflect the full, strategic value of the Elemental Shares or Elemental’s assets and is not in the best interests of Elemental or its shareholders and has recommended that Elemental shareholders reject the Offer and not tender their Elemental Shares to the Offer.

Section 3 of the Original Circular, “Background to the Offer”

On January 11, 2022, the Offeror issued a press release announcing commencement of the Offer and on January 12, 2022, held an investor call to discuss the Offer.

On January 11, 2022, Elemental issued a press release urging Shareholders to take no action with respect to the Offer, stating that the Elemental Board would review the Offer and provide a response in due course. Elemental further reiterated that its board of directors had previously announced its intention to recommend that Shareholders reject the Offer.

On January 20, 2022, Elemental issued a further press release announcing selected expected financial results for the quarter and again disclosing the recommendation of a special committee of independent directors of the Elemental Board and the Elemental Board that the Offer is not in the best interests of Elemental or its shareholders.

On January 21, 2022, the Offeror filed a Notice of Change in relation to its adoption of a quarterly dividend program and inaugural cash dividend of US$0.01.

On January 26, 2022, Elemental issued a directors’ circular dated January 24, 2022 in respect of the Offer. The directors’ circular provided, among other things, that based upon the recommendation of a special committee of the Elemental Board, the Elemental Board concluded that the Offer is inadequate, does not reflect the full, strategic value of the Elemental Shares or Elemental’s assets and is not in the best interests of Elemental or its shareholders and has recommended that Shareholders reject the Offer and not tender their Elemental Shares to the Offer. Elemental also issued a press release on January 26, 2022 respecting the publication of such directors’ circular.

On January 31, 2022, the Offeror issued a press release commenting on the Offeror’s growth plans and its proposed acquisition of Elemental.

On February 7, 2022, Elemental issued a press release announcing that its management conducted a round of outreach to shareholders of Elemental and that a majority of the Elemental Shares have reiterated to management of Elemental that they intend to reject the Offer.

On February 22, 2022, Elemental issued a further press release announcing selected quarterly results and again disclosing the recommendation of a special committee of independent directors of the Elemental Board and the Elemental Board that the Offer is not in the best interests of Elemental or its shareholders.

On March 31, 2022, the Offeror issued a letter to Shareholders which emphasized the Offeror’s belief that the combined company will create a preeminent intermediate precious metals royalty company and would be positioned well for growth in a highly competitive royalty landscape, while Elemental on a standalone basis has limited growth prospects.

On March 31, 2022, Elemental issued a press release announcing its financial results for the fourth quarter and fiscal year ended December 31, 2021, and reiterated its recommendation to reject the Offer.

Section 8 of the Original Circular, “Certain Information Concerning the Offeror and the Gold Royalty Shares”

Authorized and Outstanding Share Capital

As of April 8, 2022, there were:

(a)	134,252,758 Gold Royalty Shares issued and outstanding, including Gold Royalty Restricted Shares;

(b)	6,019,112 Gold Royalty Shares issuable upon the exercise of outstanding Gold Royalty Options;

(c)	160,510 Gold Royalty Shares issuable upon the vesting of outstanding Gold Royalty RSUs; and

(d)	13,970,296 Gold Royalty Shares issuable upon the exercise of outstanding Gold Royalty Warrants.

Gold Royalty Warrants

The fifth line entry under the column “Number of Warrants” in the table is revised such that the figure “894,688” is deleted and replaced with the figure “758,470”, and under the column “Underlying Gold Royalty Shares” in the table is revised such that the figure “219,198” is deleted and replaced with the figure “185,825”. In addition, the third line entry and the fourth line entry under the column “Number of Warrants” in the table is replaced with “Intentionally Deleted”.

Restricted Share Awards

As of April 8, 2022, there were 500,004 Gold Royalty Restricted Shares outstanding.

Consolidated Capitalization

In addition to the pro forma condensed combined financial statements set forth in the Original Offer and Circular, attached as Schedule “B” to this Second Notice of Change are the updated unaudited pro forma condensed combined statement of financial position of the Offeror as at December 31, 2021 and the updated unaudited pro forma condensed combined statements of loss of the Offeror for the three months ended December 31, 2021 and the year ended September 30, 2021 (collectively, the “Pro Forma Statements”), giving effect to the proposed acquisition of all outstanding Elemental Shares under the Offer and the utilization of the Upsized Facility in connection with completion of the Offer, in the manner set forth therein. Schedule “B” also includes the unaudited condensed consolidated interim financial statements of Golden Valley for the three and nine months ended September 2021, and 2020.

The following table sets forth the consolidated capitalization of the Offeror as at December 31, 2021: (a) on an actual basis; and (b) as adjusted to take into account, among other things, the acquisition by the Offeror of all outstanding Elemental Shares under the Offer, and the completion and utilization of the Upsized Facility in connection with the Offer, including to refinance Elemental’s existing indebtedness. The financial information set out below should be read in conjunction with the Offeror’s unaudited interim consolidated financial statements for the three months ended December 31, 2021 which are incorporated by reference herein as well as the Pro Forma Statements.

Other than as described below, there have been no material changes in the share and loan capital of the Offeror on a consolidated basis since December 31, 2021, the date of Gold Royalty’s most recently completed financial period.

	As Reported as at December 31, 2021(1)	Immediately after giving effect to the Offer(2)(3)
	(US$’000)	(US$’000)
Cash and cash equivalents	13,826	14,142
Short-term investments	25,057	25,057

Debt
Lease obligation, long-term loan and credit facility	82	24,688

Equity
Issued Capital	527,132	606,234
Reserve	20,611	20,611
Accumulated deficit	(21,988)	(24,888)
Accumulated other comprehensive income	441	441
Non-controlling interest	-	889
Total Equity	526,196	603,287

Total Capitalization	526,278	627,975

Notes:

1.	Includes consolidation of Golden Valley and Abitibi for the period from completion of the acquisition on November 5, 2021.

2.	See the Pro Forma Statements, included as Schedule “B” hereto.

3.	The consolidated capitalization does not include (i) the deployment of cash of US$15 million and equity of US$875,000 with respect to the purchase of the Côté Royalty in March 2022, funded primarily through the sale of marketable securities and of the BMO Credit Facility; and; (ii) cash paid to Monarch in an aggregate of US$4.4 million (C$5.5 million) for the additional gold royalty interests and the Offeror’s participation in Monarch’s private placement offering in April 2022, funded primarily through the sale of marketable securities. See Section 1 of this Second Notice of Change, “Recent Developments”.

Prior Sales

The following table sets forth the price at which Gold Royalty Shares and securities convertible or exchangeable into Gold Royalty Shares have been issued or are issuable by Gold Royalty, the number of securities issued at that price and the date on which such securities were issued for the 12-month period prior to the date hereof:

Date of Issuance	Type of Security	Number of Securities	Issuance Price

April 23, 2021	Gold Royalty Shares	75,000	US$4.60(1)
May 20, 2021	Gold Royalty Options	305,000	N/A
August 23, 2021	Gold Royalty Shares	30,902,176	US$4.40 (2)
August 23, 2021	Ely Warrants	3,906,949	N/A(3)
August 25, 2021	Gold Royalty Options	206,200	N/A
September 17, 2021	Gold Royalty Shares	15,086	C$0.80(4)
October 4, 2021	Gold Royalty Shares	24,500	C$1.00(4)
October 12, 2021	Gold Royalty Shares	120,000	US$5.23(5)
October 21, 2021	Gold Royalty Shares	38,281	C$1.00(4)
November 5, 2021	Gold Royalty Shares	61,104,200	US$4.86(6)
November 5, 2021	Gold Royalty Options	2,498,045	N/A
December 20, 2021	Gold Royalty Shares	101,911	C$0.62(4)
January 4, 2022	Gold Royalty Options	404,517	N/A
January 4, 2022	Gold Royalty RSUs(7)	160,542	N/A
January 13, 2022	Gold Royalty Options	5,000	N/A
February 17, 2022	Gold Royalty Options	100,000	N/A
February 22, 2022	Gold Royalty Shares	33,373	C$0.62(4)
March 1, 2022	Gold Royalty Shares	207,449	US$4.22(8)
March 21, 2022	Gold Royalty Shares	49,000	C$0.78(4)
March 22, 2022	Gold Royalty Shares	35,435	US$3.81(1)
March 31, 2022	Gold Royalty RSUs(7)	367	N/A

Notes:

1.	Issued pursuant to an agreement with a marketing service provider.

2.	Issued pursuant to the Ely Arrangement.

3.	In connection with the Ely Arrangement and pursuant to the terms of the Supplemental Warrant Indenture, Gold Royalty is obligated to issue, upon valid exercise of an Ely Warrant (including payment of the applicable exercise price under such warrant), in lieu of the common shares of Ely Gold that would have otherwise been issuable thereunder, 0.2450 of a Gold Royalty Share and C$0.0001 in cash, being such number of Gold Royalty Shares and cash per common share of Ely Gold that holders of common shares of Ely Gold that elected the Share Alternative under the Ely Arrangement would have received.

4.	Issued pursuant to the exercise of Ely Warrants.

5.	Issued pursuant to an amendment to an agreement with a marketing service provider.

6.	Issued in connection with the GZZ Arrangement and the RZZ Arrangement.

7.	One-third of the Gold Royalty RSUs vest on each of the first, second and third anniversaries of the grant date.

8.	Issued pursuant to the acquisition of the Côté Royalty.

Trading Price and Volume

The Gold Royalty Shares and the IPO Warrants are listed for trading on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

The following table provides information as to the trading price ranges and monthly trading volumes of the Gold Royalty Shares on the NYSE American for the 12-month period prior to the date hereof:

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
April 2021	5.00	4.45	1,865,350
May 2021	5.35	4.50	2,577,725
June 2021	7.08	4.29	8,875,339
July 2021	6.08	4.80	4,162,732
August 2021	5.13	4.1	5,378,667
September 2021	5.65	3.96	33,781,571
October 2021	5.60	4.92	10,274,471
November 2021	5.40	4.78	12,129,335
December 2021	5.15	4.56	13,151,005
January 2022	4.97	3.91	12,635,622
February 2022	4.54	3.95	8,970,675
March 2022	4.35	3.61	18,312,020
April 1 - 8, 2022	4.45	3.93	6,308,320

The following table provides information as to the trading price ranges and monthly trading volumes of the IPO Warrants on the NYSE American for the 12-month period prior to the date hereof:

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
April 2021	1.20	0.89	295,580
May 2021	1.05	0.82	303,103
June 2021	1.20	0.83	833,648
July 2021	1.20	0.85	354,627
August 2021	0.95	0.75	256,004
September 2021	1.10	0.73	702,164
October 2021	1.23	0.91	564,308
November 2021	1.09	1.00	220,697
December 2021	1.13	0.89	224,719
January 2022	1.08	0.90	361,453
February 2022	1.04	0.81	365,664
March 2022	0.94	0.75	337,993
April 1 - 8, 2022	1.00	0.77	144,366

On April 8, 2022, the closing price of the Gold Royalty Shares on the NYSE American was US$3.99 and the closing price of the IPO Warrants was US$0.0.92.

Section 9 of the Original Circular, “Certain Information Concerning Elemental and the Elemental Shares”

Authorized and Outstanding Capital

Elemental’s authorized share capital consists of an unlimited number of Elemental Shares. As of April 1, 2022, there were approximately 78,266,221 Elemental Shares issued and outstanding, 900,000 stock options and 2,895,109 performance share units. There are no other Convertible Securities outstanding.

Price Range and Trading Volumes of the Shares

The Elemental Shares are listed and posted for trading on the TSX-V under the symbol “ELE”. The following table sets forth information relating to the trading of the Elemental Shares on the TSX-V for the months indicated.

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)

April 2021	1.54	1.36	1,233,309
May 2021	1.53	1.39	676,121
June 2021	1.55	1.28	402,840
July 2021	1.40	1.27	635,470
August 2021	1.37	1.23	643,549
September 2021	1.41	1.21	577,553
October 2021	1.47	1.30	493,584
November 2021	1.45	1.31	373,062
December 2021	1.74	1.26	2,002,634
January 2022	1.78	1.45	1,382,601
February 2022	1.75	1.55	489,783
March 2022	1.68	1.49	1,176,830
April 1 - 8, 2022	1.58	1.50	63,300

On April 8, 2022, the closing price of the Elemental Shares on the TSX-V was C$1.50, and the closing price of the Gold Royalty Shares on the NYSE American was US$3.99.

Section 17 of the Original Circular, “Regulatory Matters”

Australian FIRB Approval

On January 31, 2022, the Offeror voluntarily notified FIRB of the proposed acquisition and sought confirmation that the Australian Government has no objection to the acquisition. On March 7, 2022, the Offeror received a “no action” letter from the FIRB advising that the transactions described in the Offeror’s application regarding the Offer are not subject to the FATA. Accordingly, the condition that the Offer is, among other things, subject to obtaining the Australian FIRB Approval is satisfied.

Competition Act

After reviewing the pertinent facts and consulting with its advisors, the Offeror has determined that a pre-merger notification and an application pursuant to subsection 114(1) of the Competition Act to the Commissioner, and an application to the Commissioner for an ARC, are not required with respect to the Offer.

The Original Offer Documents shall be read together with this Second Notice of Change in order to give effect to the amendments to the Original Offer Documents set out herein.

7.	Interests of Experts

The scientific and technical information contained in this Second Notice of Change relating to Gold Royalty’s royalty and other interests has been reviewed and approved by Alastair Still, P. Geo, who is the Director of Technical Services of the Offeror and a qualified person as such term is defined under NI 43-101 and a member of Professional Geoscientists Ontario and Engineers and Geoscientists British Columbia.

8.	Offeree’s Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission or price revision or damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.	Directors’ Approval

The contents of this Second Notice of Change have been approved, and the sending thereof to the Shareholders has been authorized, by the Gold Royalty Board.

CERTIFICATE OF GOLD ROYALTY CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: April 11, 2022

/s/ David Garofalo	/s/ Josephine Man
David Garofalo	Josephine Man
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board

/s/ Alan Hair	/s/ Ken Robertson
Alan Hair	Ken Robertson
Director	Director

SCHEDULE “A”

ADDITIONAL INFORMATION REGARDING THE CÔTÉ GOLD PROJECT

On March 1, 2022, Gold Royalty acquired a 0.75% NSR royalty on a portion of the Côté Gold Project, located in Ontario, Canada. The project is currently under construction and IAMGOLD has disclosed that it expects commercial production to commence in the second half of 2023.

The Côté Gold Project is located in Ontario, Canada and is owned 92.5% by the Côté Gold Joint Venture (a joint venture owned 70% by IAMGOLD Corporation, 30% by Sumitomo Metal Mining Co., Ltd.) and 7.5% by a third party.

The royalty does not apply to the entire Côté Gold Project property. Specifically, the royalty applies to southern portions of the Côté open pit, an area covered by the Chester 2 mining leases depicted as Zone 5 and Zone 7 below.

The following description of the Côté Gold Project is based on a technical report titled “Technical Report on the Côté Gold Project, Ontario, Canada” prepared for IAMGOLD Corporation (“IAMGOLD”) with an effective date of October 18, 2021 (the “Côté Technical Report”) and IAMGOLD’s Annual Information Form for the year ended December 31, 2021, copies of which are available under IAMGOLD’s profile at www.sedar.com.

Property Description, Location and Access

The Côté Gold Project is located in the Porcupine Mining Division, 20 kilometres southwest of Gogama, Ontario, and extends approximately 73 kilometres from Esther Township in the west to Londonderry Township in the east. The Côté Gold Project comprises a group of properties assembled through staking and option agreements covering a total area of about 595 square kilometres. The Côté Gold Project mining leases area forms a portion of the overall claim area.

The Côté Gold Project is bisected by Highway 144 and is about 175 kilometres by road north of Sudbury via Highway 144 and 125 kilometres southwest of Timmins via Highways 101 and 144.

Overall, the Côté Gold Project’s property package consists of 2,972 tenures covering a surface area of approximately 59,536 ha (or 595.36 square kilometres).

IAMGOLD has disclosed that it is not aware of any environmental liabilities associated with or attributable to any of the subject property groups in the Côté Gold Project area, other than those that would normally be expected as a result of historical mining activities and associated mine workings.

IAMGOLD’s interests at the Côte Gold Project include the Gosselin deposit. The information herein does not summarize information regarding the Gosselin deposit as Gold Royalty’s royalty interest does not apply to that portion of the property.

A-1

Agreements and Royalties

In April 27, 2012, IAMGOLD announced that it had entered into a definitive agreement with Trelawney to acquire, through a wholly owned subsidiary, all the issued and outstanding common shares of Trelawney through a plan of arrangement (the “Trelawney Transaction”). On June 21, 2012, IAMGOLD announced the acquisition of all issued and outstanding common shares of Trelawney, which were subsequently delisted. TAAC, a subsidiary of Trelawney at the time of the Trelawney Transaction, became an indirectly wholly owned IAMGOLD subsidiary.

Following an amalgamation on June 1, 2017, all of IAMGOLD’s interests in the groups of properties comprising the Côté Gold Project are now owned by and registered in the name of IAMGOLD, with the exception of the 986813 Ontario property, which is held in the name of 986813 Ontario, an IAMGOLD subsidiary.

On June 20, 2017, IAMGOLD completed a transaction with Sumitomo Metal Mining Co., Ltd. (“SMM”) wherein SMM agreed to acquire a 30% undivided participating joint venture interest in the IAMGOLD’s interest in the Côté Gold Project property package. SMM’s interest in the Côté Gold Project is held by the SMM subsidiary SMM Gold Côté Inc.

The properties acquired through the Trelawney Transaction were the result of a number of agreements with third parties. These third parties may retain an interest in some of the properties within the Côté Gold Project’s property package either by way of an actual property interest or through royalty interests.

The project area is subject to various royalty interests held by third parties. The Chester 2 claims and leases are subject to various NSR interests ranging from 0.15% to 2.25% NSR royalties.

IAMGOLD has disclosed that it has regularly completed assessment work to maintain the claims in good standing.

History

Prospecting and exploration activity in the Côté Gold Project area began circa 1900 and has continued sporadically to the present, spurred on periodically from exploration in the Porcupine and Elk Lake–Gowganda–Shiningtree camps. The first discovery of note was the Lawrence copper prospect on the east shore of Mesomikenda Lake in 1910. Further interest in the area was sparked in 1930 when Alfred Gosselin found an outcropping gold mineralization on the east shore of Three Duck Lakes.

Historical work on the Côté Gold Project’s property package has been conducted in multiple stages:

●	In the early 1940s extensive prospecting and trenching was conducted, in addition to the sinking of several shallow shafts and some minor production.
●	Through to the late 1960s little or no work was performed.
●	From the early 1970s to approximately 1990, extensive surface work was performed, in addition to some limited underground investigations.
●	From 1990 to 2009, fragmented property ownership precluded any major programs.
●	In 2009, a group of properties that became the Chester property was consolidated by Trelawney.

Geological Setting, Mineralization and Deposit Type

Geology

The Côté deposit is located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. The Abitibi Subprovince comprises Late Archean metavolcanic rocks, related synvolcanic intrusions, and clastic metasedimentary rocks, intruded by Archean alkaline intrusions and Paleoproterozoic diabase dykes. The traditional Abitibi greenstone belt stratigraphic model envisages lithostratigraphic units deposited in autochthonous successions, with their current complex map pattern distribution developed through the interplay of multiphase folding and faulting.

The Swayze greenstone belt, like the rest of the Abitibi greenstone belt, contains extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks. All of the rock types within the Swayze belt are older than 2,680 Ma, with the oldest dating 2,748.2 Ma. Igneous lithologies predominate and include both volcanic and plutonic rocks. The latter are observed both internally in the supracrustal belts and externally, in large granitoid complexes. Sedimentary rocks occur predominantly near the top of the succession.

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The Swayze greenstone belt underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high strain zones, and late brittle faulting. The map pattern preserved within the Swayze greenstone belt is dominated by regional F2 folding, and anticlines and synclines with an associated S2 axial-planar foliation interpreted to have formed during orogen-wide shortening across the entire Superior Province. An important structural element is the RDZ, a major east–west high strain zone that is interpreted to be the western extension of the Larder Lake-Cadillac deformation zone of the Abitibi greenstone belt. The F2 Ridout Synform coincides with the RDZ wherein intense deformation is characterized by intense flattening, tight to isoclinal folding, transposition, and locally a component of dextral simple shear in east–southeast-striking zones. Metamorphic grade within the southern Abitibi greenstone belt ranges from sub-greenschist to greenschist.

The Côté deposit is situated within the Chester Township area, which overlies a narrow greenstone belt assemblage that extends easterly from the southeast corner of the Swayze greenstone belt to the Shining Tree area, approximately 60 kilometres to the east. The greenstone (supracrustal) assemblage is part of the well-defined Ridout syncline that separates the Kenogamissi granitoid complex to the north from the Ramsey-Algoma granitoid complex to the south. The Kenogamissi complex, yielding ages of 2,747 Ma, consists of sheet-like dioritic and tonalitic intrusions, which are interpreted locally to be synvolcanic. The CIC, which hosts the Côté deposit, is also synvolcanic and was emplaced along what is now the southern margin of the Ridout syncline. The CIC is a crudely stratified tonalite–diorite–quartz diorite laccolith containing numerous screens and inclusions of mafic volcanic rocks.

Mineralization

The Côté and Gosselin deposits are located with 1.5 kilometres of each other and are both hosted by the CIC. The deposits are similar in geological composition with a few key differences in terms of breccia rocks and alteration. Both deposits are centred on magmatic and hydrothermal breccia bodies that intrude tonalitic and dioritic rocks. The CIC intruded into the mafic volcanic rocks of the Arbutus Formation, which forms the basal formation in the Chester Group. The formation consists of low potassium tholeiitic pillow basalts, mafic flows, and sills. The intrusive host rocks formed from a number of pulses of several distinct and evolving dioritic and tonalitic magmas that display complex crosscutting relationships.

The Côté deposit type gold mineralization consists of low to moderate grade gold (±copper) mineralization associated with brecciated and altered tonalite and diorite rocks.

Several styles of gold mineralization are recognized within the deposit, and include disseminated, breccia hosted and vein type, all of which are co-spatial with biotite (± chlorite), sericite and for the Côté deposit silica-sodic alteration.

Disseminated mineralization in the hydrothermal matrix of the breccia is the most important style of gold (±copper) mineralization. This style consists of disseminated pyrite, chalcopyrite, pyrrhotite, magnetite, gold (often in native form), and molybdenite in the matrix of the breccia and is associated with primary hydrothermal biotite and chlorite after biotite.

Other mineralization styles that have been identified within the Côté Gold Project area include orogenic or structurally-hosted vein occurrences, and syenite intrusion-related gold zones. The syenite intrusion-related gold zones are considered attractive exploration targets.

The Côté Gold Project deposit is a new Archean low grade, high tonnage gold (± copper) discovery. It is described as a synvolcanic intrusion related and stockwork disseminated gold deposit. Deposits of this type are commonly spatially associated with and/or hosted in intrusive rocks. They include porphyry copper-gold, syenite associated disseminated gold and reduced gold-bismuth-tellurium-tungsten intrusion related deposits, as well as stockwork disseminated gold.

Certain features of the Côté deposit resemble those characteristic of gold rich porphyry deposits. These include:

●	Emplacement at shallow (one to two kilometres) crustal levels, frequently associated with coeval volcanic rocks.
●	Localized by major fault zones, although many deposits show only relatively minor structures in their immediate vicinities.
●	Hydrothermal breccias are commonly associated with the deposits and consist of early orthomagmatic as well as later phreatic and phreatomagmatic breccias.
●	Gold is fine grained, commonly <20 micrometres, generally <100 micrometres, and is closely associated with iron and copper–iron sulphides (pyrite, bornite, chalcopyrite).

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Exploration

The Project area is divided into three sectors for exploration purposes: (i) South Swayze West (western area), (ii) Chester (central area), and (iii) South Swayze East (eastern area).

Exploration programs to date have identified the Côté and the Gosselin deposits and have evaluated several nearby gold showings for their potential to be bulk-mineable gold deposits. Gold zones situated near the Côté and Gosselin deposits remain prospective for additional bulk-tonnage gold mineralization, and active exploration programs will continue to evaluate these targets.

Exploration programs to date have been sufficient to screen many areas for the presence of a Côté-style deposit, with grid line spacing and general traverse spacing of <200 metres (some areas <100 metres spacing for traverse/grid line density). Litho-sampling and geological mapping is representative over much of the land holdings within the Côté Gold Project, with some exceptions where glacial till and lacustrine deposits form thick mantels on the bedrock. In areas of thick overburden, IP geophysical surveys and diamond drilling has helped screen these overburden covered areas.

General results and conclusions from ongoing exploration work are summarized below by target area:

●	South Swayze West: Côté-style tonalite and diorite hosted breccia zones have not been discovered to date. Exploration for syenite intrusion or shear zone hosted gold zones continues. The presence of Timiskaming-style basin sediments cut by porphyry intrusions and broad structural deformation zones provide a good environment for gold bearing vein networks.
●	Chester Area: West of the Côté deposit, the discovery of gold mineralization in the HDZ (with associate breccia) reveals some similar host rocks and alteration styles to the Côté deposit. Southwest of the ôté deposit, gold bearing breccia outcrops and sheeted sulphide veins have been mapped along the shoreline of Clam Lake in 2019 and 2020 and this area is considered highly prospective for the occurrence of gold mineralization. Northeast of the Gosselin deposit, gold mineralization occurs in narrow shear zones hosted in diorite and tonalite in the Jack Rabbit area, which also remains prospective for economic gold accumulations.
●	South Swayze East: Gold mineralization discovered and investigated to date reveals only narrow and discontinuous shear zone hosted veins. The lack of Côté-style mineralization makes this area less favorable for the discovery of a bulk-tonnage gold zone.

Drilling

Core drilling of the Côté deposit commenced in 2009 and has included various phases of exploration, infill, metallurgical and condemnation drilling. A total of 808 drill holes (327,433 metres) have been completed within the Côté Gold Project deposit area.

Core sizes have included the following: HQ (63.5-millimetre core diameter), NQ (47.6 millimetres), BQ (36.4 millimetres), and BQTW (36 millimetres). For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing pulled.

Geologists checked all core boxes upon arrival at the core shack and ensured that no core was missing and any reported drill hole orientation information was provided from the drilling contractor. Technicians made meterage marks and logged rock quality designation (RQD). All core was photographed.

Geologists completed the core log, recording details of lithology, alteration, mineralization, and structure. The Côté database has core recovery measurements for 179 Trelawney drill holes and 423 IAMGOLD drill holes. Overall, the core recovery from the 2009 to 2019 programs was approximately 99%.

For oriented core, technicians drew the bottom of hole line on the core. A full line was drawn when orientation marks were perfectly aligned. Alpha and beta angles were measured for all veins and contacts when the bottom of the hole line was defined.

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The collar azimuths for pre-2017 holes were established using front and back site markers located in the field with compass or GPS instruments. The collars are subsequently re-surveyed post-drilling. L. Labelle Surveys based in Timmins, Ontario has been responsible for collecting the survey measurements for Côté since 2009.

A FlexIT SmartTool instrument was used to collect down hole survey measurements for key index holes drilled between 2009 and 2013. A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2014 and 2019.

Drilling at Côté is typically oriented perpendicular to the strike of the mineralization. Depending on the dip of the drill hole and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Sampling, Analysis and Data Verification

The Côté sampling intervals were established by reviewing the minimum and maximum sampling lengths based on geological and/or structural criteria. The minimum sampling length was 50 centimetres, while the maximum was 1.5 metres. The typical sample length in most of the mineralized zones is one metre.

From 2009 to 2012, density measurements for the Côté deposit were obtained using the immersion method. For 2014 and 2015, density was measured on pulps at ActLabsusing a pycnometer. In 2018, additional measurements by water immersion and a comparison between the historical pycnometer and water immersion methods was completed to validate the optimum method. Lacquer sealed and uncoated water immersion pair measurements were also completed in 2018.

The primary laboratories used were:

●	Accurassay (2011 to 2015), Timmins, Thunder Bay, (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 434.
●	ActLabs (2015 to 2018), Ancaster, Dryden, Timmins, Thunder Bay (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.

The umpire laboratories included:

●	ActLabs (2012 to 2014): accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.
●	ALS, Val d’Or, Québec (2015): accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 689.
●	AGAT (2017 to 2018), Mississauga, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.

IAMGOLD has disclosed that each such laboratory is independent of it.

Sample preparation and analysis at Accurassay comprised the following procedures:

●	Samples were crushed to -8 mesh after which a 1,000 gram subset of each sample was pulverized to 90% passing -150 mesh.
●	Assays were completed using a standard FAwith a 30 gram aliquot and an AA finish.
●	For samples that returned values of 2 g/t Au to 5 g/t Au, another pulp was taken, and FA-gravimetric finish.
●	Samples returning values >5 g/t Au were reanalyzed by pulp metallic analysis.
●	All samples were subject to a 33 element inductively coupled plasma (ICP) scan, using Accurassay procedure ICP 580.

Sample preparation and analysis at ActLabs until 2017 comprised the following procedures:

●	Samples were crushed to 10 mesh after which a 1,000 gram subset of each sample was pulverized to 85% passing 200 mesh.
●	Assays were completed using a standard FA with a 30 gram aliquot and an AA finish.
●	For samples that return values between 2 g/t Au to 5 g/t Au, another pulp was taken and assayed using the FA-gravimetric method.
●	Samples returning values >5 g/t Au were reanalyzed by pulp screen metallic analysis.

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In 2017, the ActLabs procedure changed and included:

●	Sample preparation consisted of coarse crushing to 95% passing 2.8 millimetre screen (7 mesh screen), and then a 750 gram to 850 gram split was pulverized to 95% passing 100 mesh (150 micrometres). The entire sample had to be crushed.
●	Samples were analyzed using a standard 50 grams FA (50 gram aliquot) with an AA finish.
●	For samples that returned assay values >2.0 g/t Au, another cut was taken from the original pulp and subjected to FA-gravimetric analysis.
●	For samples displaying VG or samples which returned values >20.0 g/t Au, a reanalysis using pulp metallic methods was undertaken. A second pulp (900 grams to 1,000 grams) was created from the reject. However, flagged VG samples still underwent the entire assay process.

Umpire analysis at ALS and AGAT consisted of:

●	Initial analysis using the FA-AA method.
●	Overlimit assays using the FA-gravimetric method.

QA/QC insertion included SRMs, blanks and pulp duplicates as a standard procedure. IAMGOLD inserted control samples after every 12th sample interval. Over the Côté Gold Project life, about 23 different SRMs and two types of blanks have been used. The IAMGOLD QA/QC protocol includes the use of blanks inserted in the sample stream at a frequency of approximately one in 24 samples.

For Côté, pre-2017 drill hole data previously stored in a GEMS database was moved to acQuire. All new drill hole collars are provided by surveyors and imported into GEMS and subsequently transferred to acQuire. All new logging is recorded directly into a GEMS database and subsequently transferred to acQuire. All new assay results are imported directly into acQuire and subsequently transferred to the GEMS database.

Analytical samples are transported by IAMGOLD or laboratory personnel using corporately owned vehicles. Core boxes and samples are stored in safe, controlled areas. Chain of custody procedures are followed whenever samples are moved between locations, to and from the laboratory, by filling out sample submittal forms.

Drill core is stored on the Côté Gold Project property in wooden core boxes under open sided roofed structures, arranged by year. A map of the core shack is available on site. Core boxes are labelled with the hole number, box sequence number, and the interval in metres. Almost all boxes are labelled with an aluminum tag. All rejects and pulps from the laboratory are also stored on site. Pulps are categorized by batch number and are stored inside sea containers. Rejects are stored inside plastic crates under temporary shelter.

QA/QC program results do not indicate any significant issues with the sampling and analytical programs. The qualified person under the Côté Technical Report is of the opinion that the quality of the analytical data is sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

The 2019 Côté drill hole database consisted of the 2018 Mineral Resource estimate data updated by SLR Consulting (Canada) Ltd. (“SLR”) with files provided by IAMGOLD for the drilling performed since the 2018 Mineral Resource estimate. The drill hole information added to the data base since the 2018 Mineral Resource estimate consisted of 4,882 samples from 38 drill holes, totalling 4,854.8 metres of core.

The 2018 Côté drill hole database had previously been validated internally by IAMGOLD and by Wood for the 2018 Mineral Resource estimate. In 2017, SLR, as RPA, validated the Côté database during the preparation of a Mineral Resource update.

IAMGOLD’s internal validation for the 2019 Côté drill hole database included checks on collar position, down hole deviation survey, drill logging information, sampling procedures, and assay data.

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SLR compared the 2019 drill hole database against static versions of the previously validated 2017 and 2018 versions. Assay certificates for the samples collected since the 2018 Mineral Resource estimate were compiled and compared to the 2019 data. SLR notes that no issues were identified.

As part of standard procedures, SLR verified the 2019 database using the validation tools available in Seequent’s Leapfrog and Geovia Gems. Checks on minimum and maximum values for various data fields, the presence of negative or zero values, and checks for the presence of unusual symbols were performed. Visual inspection of borehole traces and comparison of collars and topographic surfaces were performed, as well as checks for gaps in the logging and interval overlaps.

Mineral Processing and Metallurgical Testing

Metallurgical laboratories involved with the test work programs have included: SGS facilities in Lakefield, Ontario, COREM (a consortium composed of several mining companies and the Government of Québec), in Québec City, Québec, and the University of British Columbia.

Metallurgical test work completed since 2009 has included: comminution (Bond low-impact (crusher), RWi and BWi, Ai, SMC, HPGR, piston press, and Atwal) tests, GRG tests, cyanide leaching (effect of head grade, effect of grind size, reagent usage, CIP modelling, cyanide destruction, solid–liquid separation and barren solution analysis) test work, development of recovery projections; and review of the potential for deleterious elements.

The comminution test work indicated that the material tested was very competent, and that the mineralization is well-suited to an HPGR circuit.

The mineralization is free-milling (non-refractory). A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades. Therefore, the lower grade gold material is expected to exhibit the same level of metal extraction. Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption, however, there is evidence of differences in free gold content. Silver content is consistently reported below 2 g/t Ag and the test work does not report on silver recovery.

Overall gold recovery is estimated at 91.8% for the processing of 36,000 tpd using the proposed flowsheet. Cyanide and lime consumption are quite low in comparison to what is typically observed in industry, however, this reflects the lack of cyanicides and other cyanide consumers. Lime consumption is also positively impacted by the basic nature of the ore.

Metal dissolution during cyanide leaching was found to be low, and there are no obvious concerns with deleterious elements.

Overall, metallurgical test results indicate that all the variability samples were readily amenable to gravity concentration and cyanide leach. Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken so that tests were performed using adequate sample weights.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

In 2019, SLR prepared an updated Côté Mineral Resource estimate which included the incorporation of additional drilling and updated mineralization wireframes, recognized local grade trends, eliminated the fault domain, and used a new classification approach. IAMGOLD is treating December 19, 2019 estimate as the current Mineral Resource estimate for the Côté deposit.

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Summary of Côté Mineral Resources – December 19, 2019 IAMGOLD Corporation – Côté Gold Project
Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	152.1	0.97	4.72
Indicated	213.4	0.80	5.48
Total Measured + Indicated	365.5	0.87	10.20
Inferred	189.6	0.63	3.82

Notes:

1.	Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral resources and Mineral Reserves (CIM (2014)) definitions) were followed for Mineral Resources.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.
4.	Mineral Resources are estimated using a long term price of US$1,500/oz Au, and a US$/C$ exchange rate of 1.30.
5.	Bulk density varies from 2.69 t/m2 to 2.85t/m2.
6.	Mineral Resources are constrained by an optimized resource shelf.
7.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
8.	Numbers may not add due to rounding.

The Côté Technical Report states that the qualified person thereunder is not aware of any environmental, permitting, legal, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource estimate.

Mineral Reserves

In the Côté Technical Report, Mineral Reserves were classified in accordance with the CIM (2014) definitions. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability. Mineral Reserves for the Côté deposit incorporate mining dilution and mining recovery estimations for the open pit mining method.

The Mineral Reserve estimate for the Côté deposit is based on the resource block model estimated by SLR (2019), as well as information provided by IAMGOLD and information generated by Wood.

Mineral Reserves are an estimate of the tonnage and grade of ore that can be economically mined and processed. To be considered Mineral Reserves the estimated material must pay for all costs incurred during mining.

The mine plan is based on the detailed mine design derived from the optimal pit shell produced by applying the Lerchs–Grossmann (LG) algorithm. Wood imported the resource model, containing gold grades, block percentages, material density, slope sectors, rock types, and NSR, into the optimization software. The optimization run was carried out using only Measured and Indicated Mineral Resources to define the optimal mining limits.

The optimization run included 55 pit shells defined according to different revenue factors, where a revenue factor of 1 is the base case. To select the optimal pit shell that defines the ultimate pit limit, Wood conducted a pit-by-pit analysis to evaluate the contribution of each incremental shell to NPV, assuming a processing plant capacity of 36,000 tpd and a discount rate of 6%. Following this analysis, the selected pit shell is usually smaller than the base case pit shell. This represents a NPV improvement of $17.9 million over the base case pit shell.

The resource model is diluted by regularization to a standard block size of 10 metres wide by 10 metres deep by 12 metres high. Individual blocks captured within the final pit design were tagged as either ore or waste by cut-off grade, accounting for increasing mining costs with depth and varying royalties by zone. Ore losses during mining are accounted for by simulating the mixing of material from adjacent blocks. The procedure to determine ore losses during mining results in a reduction of gold grade but does not reduce tonnage.

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Ore losses were estimated using the following steps:

●	The grade of a given block will be blended using 5% of the tonnage from each of the four adjacent blocks.
●	If an adjacent block is classified as an Inferred Mineral Resource, its grade is considered to be zero. If the adjacent block is Measured or Indicated, but below cut-off, dilution is taken at the grade of the adjacent block.

The estimated average ore losses using this procedure is 0.7%.

The Mineral Reserve estimate includes the tonnage and grade of ore that can be economically mined and processed. To be considered Mineral Reserves the mineralized material must pay for mining, processing, selling, and rehandling costs, in addition to royalties.

Since the mining cost increases with depth and the royalty percentage varies by zone, individual blocks captured within the final pit design were tagged as either ore or waste. Using the partial block percentages within the final pit design, the ore tonnage and average grade were estimated.

The cut-off applied to the reserves is 0.35 g/t Au. The effective date of the Mineral Reserves estimate is October 1, 2021.

Mineral Reserves Statement – October 1, 2021 IAMGOLD Corporation – Côté Gold Project
Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (000 Au)
Total Mineral Reserves
Proven	130.5	1.02	4,262
Probable	102.5	0.89	2,932
Proven and Probable	233.0	0.96	7,194

Notes:

1.	The Mineral Reserves were estimated assuming open pit mining methods and are reported on a 100% Project basis.
2.	Mineral Reserves used the following assumptions: price of US$1,200/oz Au; fixed process recovery of 91.8%; treatment and refining costs, including transport and selling costs of $1.75/oz Au; variable royalty percentages by zone: 0.75% for Zone 1, 1.00% for Zone 2, 0.00% for Zone 3, 1.50% for Zone 4, 0.75% for Zone 5, 1.50% for Zone 6 and 0.75% for Zones 7 and 8; overall pit slope angles varying by sector with a range of 45.8™ to 56.4™; processing costs of $10.17/t, which includes process operating costs of $7.01/t, general and administrative costs of $1.84/t, sustaining costs of $10.17/t, and closure costs of $0.50/t; mining costs of $1.61/t incremented at $0.029t/12m below 388 elevation (life-of-mine averaging mining costs of $2.01.t); and rehandling costs of $0.87/t. The cut-off applied to the reserves is 0.35 g/t Au.
3.	Numbers have been rounded. Totals may not sum due to rounding.

The Mineral Reserves estimated for the Côté deposit are subject to the types of risks common to most open pit gold mining operations in Ontario. The risks are reasonably well understood at the feasibility level of study and should be manageable. Proper management of groundwater will be important to maintaining pit slope stability.

The qualified person under the Côté Technical Report is of the opinion that there is a reasonable expectation that all permitting required to support the Mineral Reserve-based LOM plan will be obtained.

The qualified person under the Côté Technical Report is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Note that:

●	Pit optimization parameters, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from 2018.
●	The previous 2018 Mineral Reserves statement outlined a Base Case (203 Mt) and an Extended Case which added an additional 30 Mt. The current 2021 Mineral Reserves statement combines both cases for a total of 233 Mt.
●	The current tailings management facility (“TMF”) permit covers approximately 87% of the Mineral Reserves.

Mining Methods

The mine plan is designed as a truck-shovel operation assuming 220 tonne autonomous trucks and 34 cubic metre shovels. The pit design includes four phases to balance stripping requirements while satisfying concentrator requirements.

The design parameters include a ramp width of 36 metres, road grades of 10%, bench height of 12 metres, berm height interval of 24 metres, geotechnical catch bench of 20 metres if height is greater than 150 metres, a minimum mining width of 40 metres, and variable slope angles and berm widths by sector.

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The smoothed final pit design contains approximately 239 Mt of ore at 0.95 g/t Au and 620 Mt of waste for a resulting stripping ratio of 2.6:1. The total LOM mill feed is 233 Mt at 0.96 g/t Au, constrained by TMF capacity, and 6 Mt of low grade ore material remaining in stockpiles at the end of mine life. These tonnages and grades were derived by following an elevated cut-off strategy in the production schedule. Refer to the below figure of the production schedule and grades.

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The mine rock area (MRA), overburden stockpile, and ore stockpiles have been designed to ensure physical and chemical stability during and after mining activities. To achieve this, the storage facilities were designed to account for benching, drainage, geotechnical stability, and concurrent reclamation.

Pre-production commenced with contractor works in Q1 2021 consisting of overburden removal, supply of material for construction, and initial bench establishment. Contractor mining will continue for a period of two years until Q1 2023. In parallel, delivery of autonomous equipment will begin in Q2 2022 and owner mining will commence in Q4 2022. Mill commissioning is currently planned for Q2 2023 and full production in Q1 2024.

The Côté deposit is planned to be mined in four phases included within the ultimate pit limit. The scheduling constraints establish the maximum mining capacity at 62 Mtpa and the maximum number of benches mined per year at eight in each phase. Additional constraints were used to guide the schedule and to obtain the desired results. Examples of these additional constraints include feeding lower grade material during the first months of the plant ramp up schedule, the maximum stockpile capacity, and reducing the mining capacity in later years to balance the number of trucks required per period.

The schedule produced a 16 year LOM with stockpile reclaim extending into Year 18. The amount of re-handled mill feed is 79 Mt, which requires a maximum stockpile capacity of 62 Mt, in Year 10. The average grade is 0.96 g/t Au.

The mine is scheduled to operate 24 hours per day, seven days per week (24/7 schedule), using four rotating crews working 12 hour shifts.

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Mining operations will use an autonomous truck and drill fleet, supported by a conventional manned loading fleet and a fleet of manned support equipment. The truck fleet will be diesel-powered with the capacity to mine approximately 60.0 Mtpa operating on 12 metres benches. The loading fleet will include two electric-powered hydraulic shovels, supported by three large diesel-powered front-end loaders (FELs). Primary mobile equipment will consist of:

●	Loading – CAT 6060 electric/hydraulic (6060E) shovel and CAT 994K high lift FELs.
●	Hauling – CAT 793F mechanical drive truck operated in autonomous mode.

The mine will be supported by multiple contractors. A contractor miner is assumed to mine all overburden within the mine plan and to develop the initial benches in the pre-production period for the autonomous fleet. A maintenance and repair contract (MARC) will be in place during pre-production and the first three years of operation. Blasting will be conducted by a contract down hole service during the LOM. A full-service contract tire provider will be used throughout the LOM to supply, repair, and change tires at the mine site.

Recovery Methods

The process circuits will include primary crushing, secondary crushing, HPGR, ball milling, vertical milling, gravity concentration and cyanide leaching, followed by gold recovery by CIP, stripping and EW. Tailings handling will incorporate cyanide destruction and tailings thickening. Plant throughput will be 36,000 tpd and it is expected that a ramp up period of 10 months will be required to reach the design throughput.

The process plant design is conventional and uses conventional equipment. The process plant will consist of: primary (gyratory) crushing; secondary cone crushing and coarse ore screening; a coarse ore stockpile; tertiary HPGR crushing; fine ore screening and storage; two milling stages (ball mill followed by vertical stirred mills); gravity concentration and intensive leaching; pre-leach thickening; whole ore cyanide leaching; CIP recovery of precious metals from solution; cyanide destruction; tailings thickening; elution of precious metals from carbon; recovery of precious metals by electrowinning; and smelting to doré.

The processing plant will have facilities for carbon regeneration, tailings thickening, and cyanide destruction. The ramp up period will be highly influenced by design considerations, especially pertaining to the grinding circuit. The processing plant is expected to take 10 months to reach the design throughput of 36,000 tpd.

The processing plant will have facilities for carbon regeneration, tailings thickening, and cyanide destruction. Plant throughput will be 36,000 tpd and it is expected that a ramp up period of 10 months will be required to reach the design throughput.

Water from the mine water pond will be the primary source of mill water, providing the majority of the processing plant requirements, whereas the plant site pond and other collection areas will be secondary sources of process water. Fresh water required for reagent mixing at the processing plant will be pumped from Mesomikenda Lake.

The primary reagents required will include flocculant, sodium hydroxide, cyanide, copper sulphate, liquid sulphur dioxide, anti-scalant, lime, hydrochloric acid, and oxygen. A dedicated, self-contained air service system will be provided.

The mill will require approximately 56.7 MW of power to operate at full capacity.

Project Infrastructure

Project infrastructure will include: open pit; MRA and stockpile facilities; TMF; permanent camp and a temporary construction camp; emulsion plant; process facilities; workshop, offices, facilities, and other services; watercourse realignment dams and channels; new lake to be created to compensate the loss of Côté Lake habitat; storm/mine water, polishing, and tailings reclaim ponds; collection, surplus water discharge, and dispersion systems; two-lane gravel access road; upgraded existing transmission line from Timmins to Shining Tree Junction and a new 44 kilometre-long 115 kV electrical power transmission line from Shining Tree Junction to the Côté Gold Project site; and electrical distribution network.

Mine development will require three major haul roads, consisting of access to the MRA, the TMF, and the topsoil/overburden stockpile. In addition, a major intersection is required on the north side of the open pit to tie together the exit from the pit with the pit bypass road, the ramps to the ore stockpiles, and the crusher and truck shop ramps. Approximately 24.7 kilometres of new six metre wide service roads are required to access all site facilities, including many shorter spurs to dam locations, and perimeter roads around the TMF and the east side of the MRA. The site layout includes three major watercourse crossings. Roads will be designed with a crossfall from side to side (as opposed to a central crown), such that the runoff from the entire road surface will be discharged to another developed drainage area on one side of the road, such as the processing plant site, the reclaim water pond basin, the TMF, MRA, polishing pond, or the open pit itself.

A-12

The power supply for the Côté Gold Project site will be delivered at 115 kV by a new 44 kilometres overhead line from Hydro One’s Shining Tree Junction. Upstream of the Shining Tree Junction is an idle 118 kilometres 115 kV line fed from Timmins Tie Station (TS) which will be refurbished and restrung. The Independent Electricity System Operator (IESO) has completed a system impact assessment (SIA) and determined that the proposed connection to its power grid is technically feasible, that the system has sufficient capacity, and that it can meet the proposed in-service date of Q3 2020.

Environmental, Permitting and Social Considerations

IAMGOLD has disclosed that an Environmental Assessment (EA) was completed for the Côté Gold Project under the Canadian Environmental Assessment Act, 2012 and that a decision statement was issued by the Federal Minister of Environment and Climate Change Canada on April 13, 2016, and a Notice of Approval was issued by the MOECC on December 22, 2016.

Most mining projects in Canada are reviewed under one or more EA processes whereby design choices, environmental impacts, and proposed mitigation measures are compared and reviewed to determine how best to proceed through the environmental approvals and permitting stages. Entities involved in the review process normally include government agencies, municipalities, Indigenous groups, the general public, and other interested parties.

On 3 May 2013, IAMGOLD entered into a Voluntary Agreement with the Ontario Ministry of the Environment and Climate Change (now MECP) to conduct a Provincial Individual EA for the entire Project, to meet the requirements of the Ontario EAA. Approval of the Provincial EA was received on December 22, 2016.

The majority of Provincial permits that are required to construct the Côté Gold Project have already been acquired, along with some permits that have been obtained, or are nearing Provincial sign-off that are required to operate the mine and ore processing facility. Additional permits are required to complete subsequent construction elements and commissioning for operations, which the Company expects to receive in due course.

Additional Federal environmental approvals are expected to be required to construct and operate the Côté Gold Project. Wood notes that most of the Federal permits / approvals have been obtained. In addition, engineering approvals related to explosives manufacturing and/or storage will be required.

IAMGOLD has actively engaged Indigenous, local and regional communities, as well as other stakeholders, to gain a better understanding of their issues and interests, identify potential partnerships, and build social acceptance for the Côté Gold Project. Stakeholders involved in Project consultations to date include those with a direct interest in the Côté Gold Project, and those who provided data for the baseline studies.

The involvement of stakeholders will continue throughout the various Project stages. The range of stakeholders is expected to increase and evolve over time, to reflect varying levels of interest and issues.

As part of the Provincial conditions of EA approval, IAMGOLD developed and submitted a Community Communication Plan to the responsible Provincial ministry, outlining its plan to communicate with stakeholders through all phases of the Côté Gold Project.

IAMGOLD disclosed that it has worked collaboratively with the community of Gogama on the development of a socio-economic management and monitoring plan to manage potential socio-economic effects of the Côté Gold Project (both adverse and positive). The plan was accepted in 2020 and implementation began in 2021.

IAMGOLD disclosed that an understanding of the Indigenous communities potentially interested in the Côté Gold Project was first developed through advice from the Province to the previous property owner Trelawney in a letter dated August 19, 2011, and through advice from the CEAA based on information provided by Aboriginal Affairs and Northern Development Canada (now Indigenous and Northern Affairs Canada). IAMGOLD sought further direction from both Provincial and Federal Crown agencies on the potentially affected communities.

A-13

Based on Federal and Provincial advice and information gathered through engagement activities, IAMGOLD engaged a range of Indigenous groups during the preparation of the EA. IAMGOLD has disclosed that it has continued to engage the identified communities through information sharing (e.g., newsletters, notices, invitations to open houses, various permit applications), and has focused on actively engaging affected communities identified through the EA process. IAMGOLD signed IBAs with the Mattagami First Nation and Flying Post First Nation in April 2019 and with the Métis Nation of Ontario (Region 3) in June 2021.

The Côté Technical Report provides that as part of the Provincial and Federal conditions of EA approval, IAMGOLD developed and submitted an Indigenous Consultation Plan to the responsible government departments, outlining the Côté Gold Project’s plan to consult with identified Indigenous groups throughout all phases of the Côté Gold Project. IAMGOLD consulted all identified Indigenous groups as part of the development of the Indigenous Consultation Plan, as required.

The Côté Technical Report disclosed that IAMGOLD committed to work with the communities of Mattagami First Nation and Flying Post First Nation to collaboratively develop a socio-economic management and monitoring plan to manage potential socio-economic effects of the project (both adverse and positive). This plan was developed collaboratively with the communities and implementation began in 2021. The monitoring committee, comprised of members of each community and IAMGOLD, meets quarterly.

Capital and Operating Costs

The total estimated cost to design, construct, and commission the Côté Gold Project with a throughput of 36,000 tpd is estimated to total approximately $1,866 million, with a remaining cost of $1,505 million at June 30, 2021, inclusive of an allowance for contingency of $84 million.

The total cost estimate is expressed in Q3 2021 US dollars. Unless otherwise indicated, all costs in this section are expressed without allowance for escalation, currency fluctuation, or interest during construction. Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.30. Cost implications and/or delays arising from the ongoing COVID-19 pandemic have been considered in the forecast estimate. The forecast estimate includes:

●	Construction and Purchase Orders.
●	Contracts and Purchase Orders.
●	Indirect costs associated with the design, construction, and commissioning of the new facilities.
●	Camp costs.
●	Mining costs.
●	Owner’s costs, including Operational Readiness and fees.
●	Contingency.

Initial Project Scope Capital Cost Estimate Summary IAMGOLD Corporation – Côté Gold Project
Project Scope	Initial Capital (US$ million)
100 Owner Costs	200
200 Geology	5
300 Mining	265
400 Electrical Communications	99
500 Infrastructure	134
600 Ore Handling & Process	532
800 Tailings & Water Management	211
900 Construction Indirects	420
Revised Project Budget (100% Basis)	1,866
Loss Early Works Sunk Cost	-75
Subtotal Excl Sunk	1,791
Less Spent to June 2021	-286
Capital Going Forward	1,505

A-14

The estimate addresses the mine, process facilities, ancillary buildings, infrastructure, water management, and tailings facilities scope, and includes:

●	Direct field costs including construction and commissioning of all structures, utilities, and equipment.
●	Indirect costs associated with design, construction, and commissioning.
●	Provisions for contingency and owner’s costs.

The estimate was prepared in accordance with the AACE International Class 1 Estimate with an expected accuracy of +10%/-5% of the final Project cost remaining to construct. Capital costs for surface facilities include the construction and installation of all structures, utilities, materials, and equipment, as well as all associated indirect and management costs. The capital cost includes contractor and engineering support to commission the processing plant to ensure all systems are operational. At the point of hand over of the processing plant to IAMGOLD, all operational costs, including ramp up to full production, are considered as operating costs. This capital cost estimate is based on the 27 month period from the start of Q3 2021 to the anticipated commencement of commercial production in Q3 2023. As of December 31, 2021, the overall Côté Gold Project was 43.4% complete, with detailed engineering approximately 92.2% complete, plant civil and concrete deliverables principally completed, and mechanical, piping, electrical and instrumentation continuing into the first quarter 2022.

The scope of the mining cost estimate includes the purchase of initial mining fleet, maintenance, and mine support equipment, wages for hourly and salary personnel for pre-production mine operation, haul road construction, and miscellaneous equipment. Estimates for mining equipment were based on mining fleet equipment schedules and equipment pricing provided by vendors for supply, delivery, assembly, and testing. Costs include pre-production stripping and haul road construction by a contractor fleet.

Wage rates for construction crews were established based on recent building trade labour agreements.

Wood’s North American unit workhours are based on ideal working conditions which have been adjusted using a productivity factor to account for conditions at the Côté Gold Project site. These productivity factors were incorporated into the construction labour unit workhours as multipliers on the base man-hours, benchmarked against current contract information.

Estimates for contractors’ construction equipment are included in the direct costs. These costs are estimated as dollars per direct workhour by discipline account and benchmarked against the actual contractor rates of the Côté Gold Project. These include equipment ownership, depreciation, insurance, fuel oil, lubricants, maintenance, and service and repair.

Most of the initial mining fleet is amenable to capital financing. The initial mining fleet, having an approximate initial capital cost of $112 million, can be financed using capital lease agreements with vendors. Inclusive of a down-payment of 0% to 15% of the purchase value paid at placement of order and interest incurred during the construction period, capital leases reduce the initial capital cost by approximately $125 million.

The allowance for EPCM costs is $113 million and is based on a detailed estimate for these services. Construction indirects are estimated based on the construction services contracts prepared by Wood and IAMGOLD. First fills were estimated per specific equipment/process requirements.

A budget of $62 million has been made for owner’s costs based on a detailed estimate completed by IAMGOLD and was carried in the capital cost estimate as a component of the total construction capital cost. A budget of $70 million for Operational Readiness and other owner’s fees was carried as additional indirect costs as a component to the total initial capital cost. Operational Readiness is the cost to allow operations personnel to mobilize, receive training, and prepare for the start of operations during the initial capital phase of the Côté Gold Project.

The overall contingency value included in the remaining capital cost estimate is $84 million. Sustaining capital costs are estimated at $866 million. An allocation of $16 million has been made for the permanent camp.

The Company’s previous estimate of its share of remaining costs to completion, net of leases, from January 1, 2022 onwards was approximately $710 to $760 million (estimated at a USD/CAD exchange rate of 1.30). Inflationary and other cost pressures have since been identified, impacting earthworks, electrical and instrumentation components, operations spare parts and key consumables, freight costs, indirect costs and EPCM services. This has resulted in the projected remaining costs to completion to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.

A-15

With the appointment of the new Executive Project Director and as a result of, among other things, the circumstances discussed above, the Côté Gold Project team is in the process of evaluating these impacts by completing a risk analysis of schedule and costs along with the evaluation of potential mitigation and/or optimization opportunities in various areas including earthworks, processing, the LOM plan and operations. This evaluation may result in a potential schedule and costs re-baseline which may include an increase in costs to completion. This assessment has commenced and the Company intends to provide an update before the end of the second quarter of 2022.

Total operating costs over the LOM are estimated to be $3,862 million. Mining (excluding CWS) and processing costs represent 35% and 48% of this total, respectively. Average operating costs are estimated at $16.57/t of processed ore.

Total Operating Costs Over the LOM IAMGOLD Corporation – Côté Gold Project
Cost Area	Total (US$ million)	Percent of Total
Mining Operating (excl CWS)	1,355	35
Processing	1,836	48
G&A	670	17
Total	3,862	100

Average Unit Operating Costs IAMGOLD Corporation – Côté Gold Project
Cost Area	US$/t of processed ore
Mining (excl (CWS)	5.82 (7.81 of CWS included)
Processing	7.88
G&A	2.88
Total	16.57

Mining quantities were derived from first principles and mine phased planning to achieve the planned production rates. Mining excavation estimates were based on geological studies, mine models, drawings, and sketches. Mine costs generally increase with time as the pit increases in depth and the MRA increase in height.

Process operating costs estimates were developed from first principles, metallurgical test work, IAMGOLD’s salary/benefit guidelines, and recent vendor quotations, and benchmarked against historical data for similar processing plants. The process operating costs include reagents, consumables, personnel, electrical power, and laboratory testing. The consumables accounted for in the operating costs include spare parts, grinding media, and liner and screen components. Process operating costs over the LOM are estimated to average $7.88/t of processed ore. G&A costs averaging $2.87/t of processed ore over the LOM were developed from first principles and benchmarked against similar projects.

The royalty rates, ranging from 0% to a maximum of 1.5% depending on the source of the ore within the pit, in addition to management fees and allowances to meet commitments to stakeholders total $478 million over the LOM or $2.05/t processed.

Reclamation and closure costs are estimated to total $74 million, distributed annually from early in the mine life until post-closure. This is based on a detailed closure cost estimate prepared by Wood as part of the 2018 Feasibility Study, adjusted to include an allowance for security bond fees and a credit at the end of mine life to account for the estimated salvage value of equipment and materials. This was also adjusted for inflation to bring the estimate to 2021 dollars.

Economic Analysis

The results of the Extended Case economic analysis represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Forward-looking statements in this Cote Technical Report include, but are not limited to, statements with respect to future gold prices, the estimation of Mineral Resources and Mineral Reserves, the estimated mine production and gold recovered, the estimated capital and operating costs, and the estimated cash flows generated from the planned mine production.

A-16

Actual results may be affected by:

●	Potential delays in the issuance of permits and any conditions imposed with the permits that are granted
●	Differences in estimated initial capital costs and development time from what has been assumed in the 2018 Feasibility Study
●	Unexpected variations in quantity of ore, grade or recovery rates, or presence of deleterious elements that would affect the process plant or waste disposal
●	Unexpected geotechnical and hydrogeological conditions from what was assumed in the mine designs, including water management during construction, mine operations, and post mine closure
●	Differences in the timing and amount of estimated future gold production, costs of future gold production, sustaining capital requirements, future operating costs, assumed currency exchange rate, requirements for additional capital, unexpected failure of plant, equipment or processes not operating as anticipated
●	Changes in government regulation of mining operations, environment, and taxes
●	Unexpected social risks, higher closure costs and unanticipated closure requirements, mineral title disputes or delays to obtaining surface access to the property.

The Côté Gold Project has been evaluated using discounted cash flow (“DCF”) analysis. Cash inflows consist of annual revenue projections. Cash outflows consist of initial capital expenditures, sustaining capital costs, operating costs, taxes, royalties, and commitments to other stakeholders. These are subtracted from revenues to arrive at the annual cash flow projections. Cash flows are taken to occur at the end of each period. To reflect the time value of money, annual NCF projections are discounted back to the Extended Case valuation date using the yearly discount rate. The discount rate appropriate to a specific project can depend on many factors, including the type of commodity, the cost of capital to the Extended Case, and the level of Extended Case risks (e.g. market risk, environmental risk, technical risk and political risk) in comparison to the expected return from the equity and money markets. The base case discount rate for the 2018 feasibility is 5%, which has been commonly used to evaluate gold projects. The discounted present values of the cash flows are summed to arrive at the Cote Gold Project’s NPV. In addition to the NPV, the IRR and the payback period are also calculated.

The Extended Case in the 2018 Feasibility Study assumes that the doré will be picked up from site and delivered by the Mint to their refinery in Ottawa. An indicative quote for transportation, insurance and refining was received from the Mint estimating costs at approximately $1.75/oz Au, which has been used in the cashflow model for the Cote Gold Project.

The summary of the results of the cash flow analysis is presented in the table below:

Cash Flow Analysis IAMGOLD Corporation – Côté Gold Project
Item	Discount Rate	Units	Pre-Tax	After-Tax
Free Cash Flow	0%	US$ million	3,680	2,962
NPV at 5% discount	5%	US$ million	1,975	1,597
NPV at 8% discount	8%	US$ million	1,546	1,234
NPV at 10% discount	10%	US$ million	1,304	1,029
Payback Period		Years	3.67	3.7
IRR		%	20.2%	19.0%

A-17

SCHEDULE “B”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined statement of financial position of Gold Royalty is presented to illustrate the pro forma effects of the following transactions: (i) the proposed acquisition of all the issued and outstanding shares of Elemental by Gold Royalty pursuant to the Offer; (ii) the August 23, 2021 acquisition by Gold Royalty of all the issued and outstanding common shares of Ely Gold; and (iii) the November 5, 2021 acquisition by Gold Royalty of all the issued and outstanding common shares of Golden Valley and the noncontrolling interests in Golden Valley’s subsidiary Abitibi Royalties. We refer to the above transactions collectively as the “Acquisitions” and the entities subject to the Acquisitions as the “Acquired Entities.”

The unaudited pro forma condensed combined statement of financial position of Gold Royalty as of December 31, 2021 combines the historical statement of financial position of Gold Royalty and each of the Acquired Entities, giving effect to the Acquisitions as if they had occurred on the actual acquisition date (in the case of the acquisitions of Ely Gold and Golden Valley and Abitibi Royalties) or December 31, 2021. The unaudited pro forma condensed combined statements of loss for the year ended September 30, 2021 and the three months ended December 31, 2021 combines the historical consolidated statements of loss and condensed interim consolidated statements of loss of Gold Royalty and each of the Acquired Entities giving effect to the Acquisitions as if they had occurred on October 1, 2020.

The Acquisitions and basis of presentation of the unaudited pro forma condensed combined financial information are described in greater detail in Note 1 Basis of Presentation included in the notes to the unaudited pro forma condensed combined financial statements and elsewhere herein.

The unaudited pro forma condensed combined financial information is based on various adjustments and assumptions and is not necessarily indicative of what Gold Royalty’s statement of financial position or operating results actually would have been if the Acquisitions occurred as of the dates indicated or will be for any future periods. The unaudited pro forma condensed combined financial information does not include adjustments to reflect any potential revenue, synergies or dis-synergies, or cost savings that may be achievable in connection with the Acquisitions, or the associated costs that may be necessary to achieve such revenues, synergies or cost savings. The unaudited pro forma condensed combined financial information does not give effects to events arising after December 31, 2021 including any effects on cash and equity of Gold Royalty’s January 18, 2022 announcement of the commencement of a quarterly dividend program on its common stock.

Page | 1

GOLD ROYALTY CORP.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in thousands of United States Dollars)

(Unaudited)

Page | 2

Gold Royalty Corp.

Pro Forma Consolidated Statements of Financial Position

As at December 31, 2021

(Unaudited, expressed in thousands United States dollars unless otherwise stated)

	Gold	Elemental Royalties	Elemental Pro Forma Transaction Accounting Adjustments				Pro Forma Combined Gold
	Royalty Corp.	Corp. Note 1(a)(ii)	Acquisition Note 8		Financing Note 8		Royalty Corp.
Assets
Current assets
Cash and cash equivalents	13,826	6,110	(5,400	)(a)	(394	)(c)	14,142
Restricted cash	609	-	-		-		609
Short-term investments	25,057	-	-		-		25,057
Accounts receivables	364	2,126	-		-		2,490
Prepaids and other receivables	4,465	252	-		-		4,717
	44,321	8,488	(5,400)		(394)		47,015
Non-current assets
Royalties	622,291	68,007	42,471	(b)	570	(b)	733,339
Mineral property assets	7,891	-	-		-		7,891
Long-term investments	1,587	-	-		-		1,587
Investments in associate	1,217	-	-		-		1,217
Other long-term assets	57	-	-		-		57
	633,043	68,007	42,471		570		744,091
	677,364	76,495	37,071		176		791,106

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9,682	1,442	-		-		11,124
Current portion of lease obligation	36	-	-		-		36
Deferred tax liability	-	153	-		-		153
	9,718	1,595	-		-		11,313
Non-current liabilities
Derivative liabilities	5,027	-	-		-		5,027
Long-term Loan	46	24,430	-		176	(c)	24,652
Deferred income tax liability	136,377	-	10,450	(d)	-		146,827
	141,450	24,430	10,450		176		176,506
	151,168	26,025	10,450		176		187,819

Equity
Issued Capital	527,132	56,437	22,665	(e)	-		606,234
Reserves	20,611	1,717	(1,717	)(f)	-		20,611
Accumulated deficit	(21,988)	(7,727)	4,827	(g)	-		(24,888)
Accumulated other comprehensive income (loss)	441	43	(43	)(f)	-		441
Non-controlling interest	-	-	889	(h)	-		889
	526,196	50,470	26,621		-		603,287
	677,364	76,495	37,071		176		791,106

See accompanying notes to unaudited pro forma condensed combined financial statements.

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Gold Royalty Corp.

Pro Forma Condensed Combined Statement of Loss

For the year ended September 30, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

	Gold	Elemental Royalties Corp.	Elemental Pro Forma Transaction Accounting Adjustments			Ely Gold Royalties Inc.(October 1, 2020 to August 22, 2021)	Ely Pro Forma Transaction Accounting		Golden Valley Mines and Royalties Ltd. (12 months ended September 30, 2021)	Golden Valley Pro Forma Transaction Accounting		Pro Forma Combined Gold
	Royalty Corp.	Note 1(b) (ii)	Acquisition Note 8		Financing Note 8(l)	Note 1(b)(iii)	Adjustments Note 5		Note 1(b)(iv)	Adjustments Note 6		Royalty Corp.

Revenue
Royalty income	192	5,749	-		-	2,963	(1,086	)(a)	1,907	(335	)(a)	9,390
Cost of sales
Depletion of royalties	(164)	(2,308)	(2,800	)(i)	-	(2,420)	(587	)(b)	-	(529	)(b)	(8,808)
Gross profit	28	3,441	(2,800)		-	543	(1,673)		1,907	(864)		582

Expenses
Consulting fees	2,677	-	-		-	2,798	-		-	-		5,475
Depreciation	5	-	-		-	33	-		-	-		38
Management and directors’ fees	1,172	1,715	-		-	4,355	-		132	-		7,374
General and administrative	2,937	498	-		-	570	-		1,816	-		5,821
Professional fees	2,481	360	5,400	(j)	-	1,168	-		1,198	-		10,607
Share-based compensation	3,324	835	-		-	129	-		37	-		4,325
Exploration and evaluation expenses	13	-	-		-	-	-		86	-		99
Royalty interests	-	-	-		-	-	-		47	-		47
Operating loss for the year	(12,581)	33	(8,200)		-	(8,510)	(1,673)		(1,409)	(864)		(33,204)

Other items
Interest and finance expenses	-	(2,254)	-		933	(110)	-		(131)	-		(1,562)
Change in fair value of derivative liability	(1,511)	-	-		-	-	1,926	(c)	9,700	-		10,115
Change in fair value of short-term investments	(168)	-	-		-	110	-		(18,010)	-		(18,068)
Foreign exchange loss	(812)	268	-		-	(37)	-		(246)	-		(827)
Share of loss of associates	-	-	-		-	-	-		(110)	-		(110)
Gain on sale of mineral property	-	-	-		-	-	-		107	-		107
Gains on dilution of equity investments	-	-	-		-	-	-		91	-		91
Gain on loss of significant influence	-	-	-		-	-	-		307	-		307
Interest income	67	24	-		-	19	-		3	-		113
Others	-	(10)	-		-	(1,654)	1,507	(d)	-	-		(157)
Net loss before income taxes for the year	(15,005)	(1,939)	(8,200)		933	(10,182)	1,760		(9,698)	(864)		(43,195)
Current tax expense	-	(1,427)	-		-	-	-		(899)	-		(2,326)
Deferred tax recovery	-	-	824	(k)	-	-	2,693	(e)	2,396	716	(c)	6,629
Net loss after income taxes for the year	(15,005)	(3,366)	(7,376)		933	(10,182)	4,453		(8,201)	(148)		(38,892)

Other comprehensive income (loss)
Item that may be reclassified subsequently to net income:
Foreign currency translation differences	441	29	-		-	-	-		-	-		470
Total comprehensive loss for the year	(14,564)	(3,337)	(7,376)		933	(10,182)	4,453		(8,201)	(148)		(38,422)
Net loss for the year attributable to:
Shareholders of Parent	(15,005)	(3,366)	(7,376)		933	(10,182)	4,453		(3,659)	(4,690	)(d)	(38,892)
Non-controlling interest	-	-	-		-	-	-		(4,542)	4,542	(d)	-
Net loss for the year attributable to Gold Royalty Corp.	(15,005)	(3,366)	(7,376)		933	(10,182)	4,453		(8,201)	(148)		(38,892)

Net loss per share, basic and diluted (Note 10)	(0.45)											(0.29)
Weighted average number of common shares outstanding - basic and diluted	33,555,265											132,481,941

See accompanying notes to unaudited pro forma condensed combined financial statements.

Page | 4

Gold Royalty Corp.

Pro Forma Combined Statements of Loss

For the three months ended December 31, 2021

(Unaudited, expressed in thousands United States dollars unless otherwise stated)

	Gold	Elemental Royalties Corp.	Elemental Pro Forma Transaction Accounting Adjustments		Golden Valley Mines and Royalties Ltd. (October 1, 2021 to November 4, 2021)	Golden Valley Pro Forma Transaction Accounting		Pro Forma Combined Gold
	Royalty Corp.	Note 1(c)(ii)	Acquisition Note 8	Financing Note 8(l)	Note 1(c)(iii)	Adjustments Note 6		Royalty Corp.

Revenue
Royalty income	533	2,322	-	-	102	-		2,957
Cost of sales
Depletion	(287)	(1,100)	(672)	-	-	(28	)(b)	(2,087)
Gross profit	246	1,222	(672)	-	102	(28)		870

Expenses
Consulting fees	3,242	-	-	-	-	-		3,242
Depreciation	9	-	-	-	-	-		9
Management and directors’ fees	217	749	-	-	2,820	-		3,786
Salaries, wages and benefits	214	647	-	-	145	-		1,006
Investor communications and marketing expenses	339	-	-	-	-	-		339
Office and technology expenses	215	-	-	-	22	-		237
Transfer agent and regulatory fees	82	-	-	-	-	-		82
Insurance fees	578	-	-	-	-	-		578
Professional fees	1,816	153	-	-	5,373	-		7,342
Share-based compensation	901	56	-	-	-	-		957
Exploration and evaluation expenses	64	-	-	-	17	-		81
Share of loss in associate	143	-	-	-	(132)	-		11
Operating loss for the period	(7,574)	(383)	(672)	-	(8,143)	(28)		(16,800)

Other items
Interest and finance expenses	-	(771)	-	449	(9)	-		(331)
Change in fair value of derivative liabilities	90	-	-	-	592	-		682
Change in fair value of short-term investments	542	-	-	-	(246)	-		296
Foreign exchange gain/(loss)	23	36	-	-	(291)	-		(232)
Interest income	-	2	-	-	-	-		2
Other income	245	-	-	-	-	-		245
Net loss before income taxes for the period	(6,674)	(1,116)	(672)	449	(8,097)	(28)		(16,138)
Current tax expense	-	(510)	-	-	1,751	-		1,241
Deferred tax (expense) recovery	(167)	-	196	-	(22)	2,108	(c)	2,115
Net loss after income taxes for the period	(6,841)	(1,626)	(476)	449	(6,368)	2,080		(12,782)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences	-	5	-	-	-	-		5
Total comprehensive loss for the period	(6,841)	(1,621)	(476)	449	(6,368)	2,080		(12,777)
Net loss for the period attributable to:
Shareholders of Parent	(6,841)	(1,626)	(476)	449	(2,864)	(1,424	)(d)	(12,782)
Non-controlling interest	-	-	-	-	(3,504)	3,504	(d)	-
Net loss for the period attributable to Gold Royalty Corp.	(6,841)	(1,626)	(476)	449	(6,368)	2,080		(12,782)

Net loss per share, basic and diluted (Note 10)	(0.06)							(0.09)
Weighted average number of common shares outstanding - basic and diluted	109,907,519							135,041,135

See accompanying notes to unaudited pro forma condensed combined financial statements.

Page | 5

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

1.	BASIS OF PRESENTATION

These unaudited pro forma condensed combined financial statements have been prepared in connection with the proposed acquisition (the “Proposed Transaction”) by Gold Royalty Corp. (the “Company” or “Gold Royalty”) of Elemental Royalties Corp. (“Elemental”) through an Offer to Purchase (“Offer”) and take-over bid circular. Pursuant to the Offer, Gold Royalty proposes to acquire all of the issued and outstanding Elemental shares, together with the associated shareholder rights plan rights (“SRP Rights”), other than any Elemental shares (“Elemental Shares”) held directly or indirectly by the Company and its affiliates. The completion of the acquisition is subject to certain conditions of completion described elsewhere in the Offer and take-over bid circular and the approval by Elemental’s shareholders. At the time of the Offer, the Company and its subsidiaries own 277,100 Elemental Shares.

Subsequent to September 30, 2021 and prior to issuing the Offer, the Company acquired Golden Valley Mines and Royalties Ltd. (“GZZ”) and the non-controlling interest in GZZ’s non-wholly owned subsidiary Abitibi Royalties Inc. (“RZZ”) (together, “Consolidated Golden Valley”). Pursuant to the Arrangement Agreements, Gold Royalty acquired all the issued and outstanding common shares of each of GZZ and RZZ (the “Golden Valley Transaction”) on November 5, 2021.

The Company also acquired Ely Gold Royalties Inc. (“Ely”) on August 23, 2021 (the “Ely Transaction”). These unaudited pro forma condensed combined statements of loss incorporate pro forma adjustments associated with the Ely Transaction (see note 5) and the Golden Valley Transaction (see note 6) from October 1, 2020 to the date of their actual acquisition after which they have been consolidated into the financial statements of the Company.

These unaudited pro forma condensed combined financial statements have been prepared from information derived from, and should be read in conjunction with the financial statements of the Company, Ely, Consolidated Golden Valley and Elemental, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), specifically:

(i)	the unaudited condensed interim consolidated financial statements of the Company as at and for the three months ended December 31, 2021;
(ii)	the audited consolidated financial statements of the Company for the year ended September 30, 2021;
(iii)	the audited consolidated financial statements of Elemental for the years ended December 31, 2021 and 2020 and the condensed interim consolidated financial statements of Elemental for the nine months ended September 30, 2021 and 2020;
(iv)	the condensed consolidated statements of net loss and comprehensive loss for the nine months ended September 30, 2021 and 2020 and the condensed consolidated financial information for the period from October 1, 2021 to November 4, 2021 of Consolidated Golden Valley prepared by management;
(v)	the condensed interim consolidated financial information of Ely for the period January 1, 2021 through August 22, 2021 prepared by management and the nine months ended September 30, 2020;
(vi)	the audited consolidated financial statements of Consolidated Golden Valley and Ely as at and for the year ended December 31, 2020; and
(vii)	the continuous disclosure documents of the Company, Ely, Consolidated Golden Valley, RZZ and Elemental, available under their respective profiles on SEDAR, updating the respective company’s financial information subsequent to the date of the financial information referenced above.

Page | 6

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

Each of the condensed interim consolidated financial statements has been prepared in accordance with IFRS relevant to the preparation of interim financial statements including IAS 34 Interim Financial Reporting.

Prior to the closing of the Golden Valley Transaction on November 5, 2021, GZZ owned approximately 45% of RZZ. GZZ’s consolidated financial statements referred to above include RZZ as a consolidated subsidiary and, accordingly, both GZZ and RZZ are represented in the historical financial statements of GZZ in these unaudited pro forma condensed combined financial statements.

These unaudited pro forma condensed combined financial statements have been compiled from and include:

(a)	An unaudited pro forma condensed combined statement of financial position as of December 31, 2021 combining:

(i)	The unaudited condensed interim consolidated statement of financial position of the Company as of December 31, 2021;
(ii)	The audited consolidated statement of financial position of Elemental as of December 31, 2021; and
(iii)	The adjustments described in Notes 5, 6 and 8.

This statement assumes that the Proposed Transaction occurred December 31, 2021.

(b)	An unaudited pro forma condensed combined statement of loss for the twelve months ended September 30, 2021 combining:

(i)	The audited consolidated statement of loss of the Company for the year ended September 30, 2021;
(ii)	The unaudited consolidated statement of loss and comprehensive loss of Elemental for the twelve months ended September 30, 2021, which has been constructed by combining the statements of net income (loss) for the three months ended December 31, 2020 (constructed by subtracting the results from the nine months ended September 30, 2020 from the results for the year ended December 31, 2020) and the nine months ended September 30, 2021;
(iii)	The unaudited consolidated statement of loss and comprehensive loss of Ely for the period from October 1, 2020 to August 22, 2021 (the day prior to the Ely Transaction closing date), which has been constructed by combining the statements of income (loss) for (a) each of the three months ended December 31, 2020 (constructed by subtracting the results from the nine months ended September 30, 2020 from the results for the year ended December 31, 2020), March 31, 2021, and June 30, 2021; and (b) the period from July 1, 2021 to August 22, 2021;
(iv)	The unaudited consolidated statement of net loss of Consolidated Golden Valley for the twelve months ended September 30, 2021, which has been constructed by combining the statements of net income (loss) for the three months ended December 31, 2020 (constructed by subtracting the results from the nine months ended September 30, 2020 from the results for the year ended December 31, 2020) and the nine months ended September 30, 2021; and
(v)	The adjustments described in Notes 5, 6 and 8.

This statement assumes that the Proposed Transaction, Golden Valley Transaction and the Ely Transaction occurred on October 1, 2020.

Page | 7

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

(c)	An unaudited pro forma condensed combined statement of loss for the three months ended December 31, 2021 combining:

(i)	The unaudited condensed interim consolidated statement of loss and comprehensive loss of the Company for the three months ended December 31, 2021;
(ii)	The unaudited condensed interim consolidated statement of loss and comprehensive loss of Elemental for the three months ended December 31, 2021 which has been constructed by subtracting the results from the nine months ended September 30, 2021 from the results for the year ended December 31, 2021;
(iii)	The unaudited consolidated statement of loss and comprehensive loss of Consolidated Golden Valley from October 1, 2021 to November 4, 2021 prepared by management; and
(iv)	The adjustments described in Notes 6 and 8.

This statement assumes that the Proposed Transaction occurred on October 1, 2020.

The constructed historical income statements of Ely, Consolidated Golden Valley and Elemental described above were prepared for the purpose of the unaudited pro forma condensed combined financial statements and do not necessarily conform with the consolidated financial statements of Ely, Consolidated Golden Valley and Elemental filed on SEDAR.

In combining Ely’s, Consolidated Golden Valley’s and Elemental’s consolidated financial statements with those of the Company, the Company has:

●	Converted Ely’s consolidated statements of loss from C$ to $ using the average exchange rate in effect for the relevant reporting period (0.7676, 0.7899, 0.8144 and 0.7926 $ per C$ for the three months ended, December 31, 2020, March 31, 2021, June 30, 2021 and the period from July 1, 2021 to August 22, 2021, respectively);
●	Converted Consolidated Golden Valley’s consolidated statements of net income (loss) from C$ to $ using the average exchange rate in effect for the relevant reporting period (0.7676, 0.7994 and 0.8151 $ per C$ for the three months ended December 31, 2020, for the nine months ended September 30, 2021 and the period from October 1, 2021 to November 4, 2021); and
●	Reclassified line items on Ely’s, Consolidated Golden Valley’s and Elemental’s consolidated financial statements to conform with the Company’s financial statement presentation.

The unaudited pro forma condensed combined financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Proposed Transaction, Golden Valley Transaction and the Ely Transaction been consummated on the dates indicated. Actual amounts recorded upon completion of the Proposed Transaction will likely differ from those recorded in the unaudited pro forma condensed combined financial statements and such differences could be material. Among other things, management has not presented any pro forma management adjustments related to any potential synergies that may be realized and integration costs that may be incurred upon completion of the Proposed Transaction. The unaudited pro forma condensed combined financial information does not give effects to events arising after December 31, 2021 including any effects on cash and equity of Gold Royalty’s January 18, 2022 announcement of the commencement of a quarterly dividend program on its common stock. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Page | 8

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed combined financial statements are set out in the Company’s audited consolidated financial statements as at and for the year ended September 30, 2021. In preparing the unaudited pro forma condensed combined financial statements a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by Elemental and those of the Company where the impact was potentially material to the unaudited pro forma condensed combined financial statements and could be reasonably estimated. Based on this preliminary review, the Company has not identified accounting policies applicable to similar transactions undertaken by Elemental that significantly depart from those followed by the Company and would have a significant impact on the unaudited pro forma condensed combined financial statements. For purposes of these unaudited pro forma condensed combined financial statements, where the Company did not previously have an accounting policy for transactions undertaken by Elemental, Consolidated Golden Valley or Ely during the relevant periods, it has retained the policy and elections taken by Elemental, Consolidated Golden Valley or Ely. With respect to Elemental, a final review of accounting policies and elections will be completed, assuming successful completion of the Proposed Transaction during the Company’s year ending September 30, 2022, in conjunction with the purchase accounting and preparation of the Company’s interim financial statements for the period in which the Proposed Transaction is completed to ensure any differences have been identified, synchronized and recognized.

3.	DESCRIPTION OF THE OFFER

Pursuant to the Offer, each holder of Elemental Shares is entitled to receive 0.27 of a common share (the “Exchange Ratio”), without par value, in the capital of Gold Royalty in respect of each Elemental share. An Elemental shareholder depositing Elemental Shares will be deemed to have deposited all Elemental SRP Rights associated with such Elemental Shares. No additional payment will be made for the Elemental SRP Rights and no part of the consideration to be paid by Gold Royalty will be allocated to the SRP Rights.

These unaudited pro forma condensed combined financial statements assume that the conditions described under Section 4 of the take-over bid circular which include, among others and without limitation, the following:

●	Elemental shareholders must validly tender and not withdraw before the expiration of the Offer a number of Elemental Shares, together with the associated SRP Rights, that would represent more than 50% of the total number of outstanding Elemental Shares, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised by the Company and its affiliates or by any person acting jointly or in concert with the Offeror, if any. This condition cannot be waived by the Company.
●	Elemental shareholders must validly tender and not withdraw before the expiration of the Offer a number of Elemental Shares, together with the associated SRP Rights, that, together with the Elemental Shares held by the Company and its affiliates, would represent at least 66 2/3% of the total number of outstanding Elemental Shares, calculated on a fully diluted basis. This condition can be waived by the Company.
●	There does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer any event, change, circumstance, development or occurrence that constitutes a material adverse effect (as defined in the Offer) or could give rise to a material adverse effect.
●	The regulatory approvals (as defined in the Take-Over Bid Circular) and other third party consents or approvals considered necessary by the Company in relation to the Offer shall have been obtained on terms satisfactory to the Company in its reasonable judgment.

Page | 9

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

4.	USE OF ESTIMATES

These unaudited pro forma condensed combined financial statements assume the Proposed Transaction would be accounted for as a business combination in accordance with IFRS 3 Business Combinations (“IFRS 3”). Gold Royalty has been identified as the acquirer in each transaction on the basis that Gold Royalty shareholders retain a majority of shares of the combined entity on both a basic and fully diluted basis, Gold Royalty offered a premium over the trading price of the respective company’s shares prior to the offer, and all members of Gold Royalty executive management and directors will continue with the combined entity. Accordingly, the Company has applied the principles of IFRS 3 in accounting for the Proposed Transaction (Note 7), which requires the Company to recognize the identifiable assets acquired and liabilities assumed at their fair value, consideration transferred in the acquisitions at fair value and goodwill or a bargain purchase gain, if any, as the excess or deficiency of consideration transferred over the net acquisition date fair value of identifiable assets acquired and liabilities assumed.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on information presented in the acquired business’ public filings and, in the case of Consolidated Golden Valley and Ely, in discussions with the management of each acquired business, preliminary valuation information, and due diligence. A final determination of the fair value of the acquired business’ assets and liabilities will be performed in conjunction with the preparation of the Company’s financial statements for the period including the completion date of each acquisition. Changes in the fair value estimates of assets acquired and liabilities assumed upon completion of the final valuations would result in adjustments to the values reflected in the unaudited pro forma condensed combined statement of financial position and unaudited pro forma condensed combined statement of loss. The final estimate of purchase consideration and the fair value of acquired assets and liabilities may differ from the amounts reflected below.

5.	ELY TRANSACTION PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

On August 23, 2021, the Company acquired all of the issued and outstanding Ely common shares, resulting in Ely becoming a wholly-owned subsidiary of Gold Royalty included in the Company’s consolidated financial statements from the acquisition date forward.

The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The reduction in revenue related to option income on exploration properties that had no historical carrying value in Ely’s financial statements. Fair value adjustments were allocated to these properties as a result of the Ely Transaction. Option proceeds after the Ely Transaction will first be applied as a reduction of the new carrying value and will be recorded as income only after the new carrying value has been reduced to nil.

b)	The increase in cost of sales represents the increase in depletion caused by the fair value adjustments to Ely’s royalties that generated royalty payments as a result of production or advance minimum royalties. The increase in depletion was calculated using the allocation of the fair value of the acquired royalties as disclosed in the Company’s audited financial statements as at and for the year ended September 30, 2021.

c)	The change in fair value on the warrant derivative liabilities has been recorded as gain (loss) on warrant derivatives in the unaudited pro forma condensed combined statements of loss using the share price of the Company’s shares, the applicable exchange rates and volatility of 37%, determined based on a peer group of companies. For periods prior to the Company’s initial public offering (“IPO”), the IPO price was assumed to represent the Company’s share price. The Company’s share price was used for periods subsequent to the IPO.

d)	The elimination of deferred charges amortization expense related to Ely’s credit facility cancelled prior to the close of the Ely Transaction.

e)	An adjustment to income tax benefit (expense) based on US and Canadian tax rates applied to Ely’s pre-tax income after permanent differences.

Page | 10

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

6.	GOLDEN VALLEY PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

On November 5, 2021, the Company acquired all of the outstanding shares of GZZ and RZZ and under the terms of the Golden Valley Transaction resulting in Consolidated Golden Valley becoming wholly-owned subsidiaries of Gold Royalty included in the Company’s consolidated financial statements from the acquisition date forward.

The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction accounting adjustments made are as follows:

a)	The reduction in revenue related to option income on exploration properties that had no historical carrying value in the Consolidated Golden Valley financial statements. Fair value adjustments were allocated to these properties as a result of the Golden Valley Transaction. Option proceeds after the Golden Valley Transaction will first be applied as a reduction of the new carrying value and will be recorded as revenue only after the new carrying value has been reduced to nil.

b)	The increase in cost of sales represents the increase in depletion caused by the fair value adjustments to the Consolidated Golden Valley’s royalties that generated royalty payments. The increase in depletion was calculated using the allocation of the fair value of the acquired royalties as disclosed in the Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended December 31, 2021.

c)	Adjustment to income tax benefit (expense) based on Canadian tax rates applied to the Consolidated Golden Valley pre-tax income after permanent differences.

d)	The elimination of income attributable to non-controlling interests of RZZ.

7.	CONSIDERATION AND PURCHASE PRICE ALLOCATION OF THE PROPOSED TRANSACTION

The estimated purchase consideration for the proposed acquisition of Elemental is based on a share price of $4.12 representing Gold Royalty’s closing share price on March 31, 2022. The value of the purchase consideration will change based on fluctuations in the share price of the Company’s common stock and the number of common shares of Elemental outstanding on the closing of the Proposed Transaction. If the share price of Gold Royalty were to increase (decrease) by 20%, the consideration would increase (decrease) by approximately $16 million.

a)	For purposes of these unaudited pro forma condensed combined financial statements, outstanding Elemental Options, all of which are vested, are assumed to remain outstanding as at the assumed closing of the Proposed Transaction. The Elemental Options are assumed to remain outstanding as Elemental Options. Based on the publicly disclosed terms of the Elemental Options plan, the fair value of the Elemental Options has been estimated using the Elemental share price and the exchange rate as at March 31, 2022 and volatility of 75% used by Elemental in valuing the Elemental Options upon issuance. The estimated fair value of the Elemental Options of $582 are included as non-controlling interests (“NCI”). No amount is considered allocable to post-combination compensation expense.

Page | 11

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

b)	For purposes of these unaudited pro forma condensed combined financial statements, PSUs have been valued based on the equivalent GRC shares using the Exchange Ratio assuming all PSUs ultimately vest. Vested Elemental PSUs are assumed to be exchanged into Elemental common shares prior to closing. Unvested Elemental PSUs are assumed to remain outstanding as Elemental PSUs and are included as NCI. Based on the publicly disclosed terms of the Elemental PSU plan, unvested Elemental PSUs are accelerated in the event of termination of employment within 12 months of the change of control or as otherwise provided in individual awards, unless the board of directors otherwise approve the acceleration of vesting. The portion of the fair value of the unvested Elemental PSUs that has been included in purchase consideration of $307 is based on the proportion of the vesting period from the date of grant to December 31, 2021. The remaining fair value of unvested Elemental PSUs will be recorded as compensation expense over the remaining service period.

Purchase consideration:
Shares issued in exchange for outstanding Elemental common shares excluding shares owned by Gold Royalty and its affiliates	$76,438
Shares issuable in exchange for vested Elemental PSUs for which Elemental shares are assumed issued prior to closing	2,664
$79,102

The following table reflects the preliminary pro forma fair values of assets and liabilities of Elemental at December 31, 2021.

Net Assets acquired:
Cash and cash equivalents (note 8(a))	$3,610
Accounts receivables	2,126
Prepaids and other receivables	252
Royalties (note 8(b))	111,048
Accounts payable and accrued liabilities	(1,442)
Loan (note 8(c))	(25,000)
Deferred tax liability	(10,603)
Net assets acquired	$79,991
Less: Non-controlling interest (note 7(a) & (b))	(889)
Purchase Consideration	$79,102

Transaction costs not included in purchase consideration:	$6,000

Page | 12

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

8.	PROPOSED TRANSACTION PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect adjustments to give effect to the business combination as a result of Proposed Transaction. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The estimated payment of $5,400 of other transaction costs incurred subsequent to December 31, 2021 (of which approximately $2,500 are the estimated Elemental transaction costs and $2,900 are the Company’s transaction costs).

The Company’s transaction costs are reflected in accumulated deficit in the unaudited pro forma condensed combined statement of financial position as at December 31, 2021. Included in the Company’s three months ended December 31, 2021 results are approximately $600 in transaction costs related to the Proposed Transaction.

Agreements with members of Elemental’s management, directors, officers and consultants contain provisions for change of control payments of $900 that may become payable if their employment or consultancy is terminated within periods specified in their employment and consulting agreements following a change of control transaction. No terminations have been assumed in these unaudited pro forma condensed combined financial statements.

b)	The difference between the estimated fair value and carrying value of Elemental’s royalty interests. For purposes of the unaudited pro forma condensed combined financial statements, any excess of purchase consideration over the estimated fair value of the Elemental’s net assets has been assumed to be attributable to the fair value of acquired royalties. Upon completion of the valuation of the royalties, such excess (shortfall), if any, will be reclassified to goodwill or a bargain purchase gain.

These unaudited pro forma condensed combined financial statements assume an allocation of (i) $32,737 to royalties that are currently generating royalty payments as a result of production (“Elemental’s Producing Royalties”) and which are subject to depletion (see note 8(i) below) and (ii) $78,311 to exploration potential, associated with royalties not currently subject to depletion. If the Company’s estimate of the fair value of Elemental’s Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense, presented in Cost of sales.

c)	On January 24, 2022 the Company announced that it entered into a definitive agreement for a $10,000 secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional $15,000 of availability (the “Accordion”). On March 30, 2022, the Company announced that it entered into a commitment letter with the Bank of Montreal and CIBC to upsize the Facility from $10,000 to $25,000 (the “Upsized Facility”) and with the continuing availability of the Accordion subject to the satisfaction of certain conditions. The Upsized Facility will be available to be used towards refinancing Elemental’s Sprott Loan (“Sprott Loan”), as permitted by the terms of the Upsized Facility, which is required to be repaid under the terms of the Sprott Loan agreement. The Upsized Facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum (“Base Rate Option”) or Adjusted Term SOFR Rate plus a margin of 4.00% per annum (“Term SOFR”), as applicable, and the undrawn portion will be subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR Rate means on any day the Term SOFR Reference Rate published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments. Amounts drawn on the Upsized Facility are due on or before March 31, 2025. The Upsized Facility is subject to definitive documentation and other customary conditions, including completion of the Proposed Transaction and receipt of a customary payout letter from the Sprott Loan lender. The unaudited pro forma condensed combined statement of loss assumes the Sprott Loan is replaced with a draw on the Upsized Facility and the chosen interest rate is the Term SOFR.

The pro forma adjustment to cash reflects the estimated financing fees payable by the Company of $394 on the Upsized Facility. The pro forma adjustment to the long-term loan reflects the adjustment for Elemental’s unamortized debt issuance costs of $570 net of the estimated financing fees payable by the Company of $394 on the Upsized Facility.

Page | 13

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

d)	The impact on deferred tax liabilities as a result of pro forma adjustments to assets and liabilities by applying statutory income and withholding tax rates of jurisdictions assumed to be applicable based on Elemental’s public filings. Deferred income tax liabilities may vary based on the Company’s assessment of the income tax position upon reviewing the Company’s underlying organizational structure and tax positions.

e)	The issuance of common shares to Elemental’s shareholders of $79,102 treated as purchase consideration including shares issuable upon the assumed exchange of vested PSUs but excluding Elemental Shares already owned by Gold Royalty and its affiliates, net of the elimination of Elemental’s historical issued capital of $56,437.

f)	The elimination of Elemental’s historical equity balances at December 31, 2021 including $1,717 of reserves, and $43 of accumulated other comprehensive income.

g)	The elimination of Elemental’s historical accumulated deficit of $7,727 and recording the Company’s estimated transaction costs to be incurred subsequent to December 31, 2021 in the amount of $2,900.

h)	The recognition of non-controlling interest of $889 related to the portion of the assumed unexercised Elemental Options and unvested Elemental PSUs (see Note 7(a) & (b)) not allocable to post-combination compensation expense.

i)	The increase in cost of sales represents the estimated increase in depletion caused by the pro forma fair value adjustments to Elemental’s Producing Royalties (see note 8(b) above). Any increase (decrease) in the allocation of purchase consideration to Elemental’s Producing Royalties will create a proportionate increase (decrease) to cost of sales.

j)	The recognition of estimated transaction costs expected to be incurred subsequent to December 31, 2021 as if they were incurred on the assumed completion date of October 1, 2020.

k)	An adjustment to income tax expense based on the assumed jurisdictional income and withholding tax rates. See note 8(d).

l)	An adjustment to interest and finance expenses due to the refinancing of the Sprott Loan with the Company’s assumed draw on the Upsized Facility (see note 8(c)). The assumed interest rate is 4.8251% for purposes of the unaudited pro forma condensed combined financial statements which is comprised of the Adjusted 3-month Term SOFR Rate of 0.82512% as at March 31, 2022 and a margin of 4%. A 1/8% change in interest rates would result in an increase or decrease of $31 of interest expense based on the loan amount outstanding as of December 31, 2021.

Page | 14

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Financial Statements

For year ended September 30, 2021 and the three months ended December 31, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

9.	PRO FORMA SHARE CAPITAL

Gold Royalty pro forma share capital after the Proposed Transaction and the Golden Valley Transaction as at December 31, 2021 has been determined as follows:

		Amount
	Common Shares	$
Issued and outstanding, December 31, 2021	133,927,501	527,132
Gold Royalty common shares issued in exchange for the Elemental shares (excluding Elemental shares already owned by Gold Royalty and its affiliates) including shares issued upon assumed exercise of vested Elemental PSUs (Note 7(b))	19,199,492	79,102
Pro forma balance issued and outstanding	153,126,993	606,234

10.	PRO FORMA LOSS PER SHARE

Pro forma basic and diluted loss per share of has been calculated based on actual weighted average number of Gold Royalty common shares outstanding for the respective periods as well as the number of shares issued in connection with the Ely Transaction and the Transactions as if such shares had been outstanding since the date the associated equity was originally issued:

	Twelve months ended September 30, 2021	Three months ended December 31, 2021
Actual weighted average number of Gold Royalty common shares outstanding	33,555,265	109,907,519
Pro forma adjustment weighted average number of Gold Royalty common shares, issued in exchange for Ely shares	27,139,364	-
Weighted average number of Gold Royalty common shares, issued in exchange for GZZ shares and RZZ shares not owned by GZZ	54,854,123	5,859,307
Weighted average number of Gold Royalty common shares, issued in exchange for Elemental shares	16,933,189	19,274,309
Pro forma weighted average number of Gold Royalty common shares outstanding	132,481,941	135,041,135
Pro forma net loss attributable to shareholders of the combined Company	$38,892	$12,782
Pro forma basic and diluted net loss per share	$0.29	$0.09

Page | 15

(Previously Golden Valley Mines Ltd.)

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(UNAUDITED)

Page | 1

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

(unaudited)

		As at September 30,	As at December 31,
	Notes	2021	2020
ASSETS
Current
Cash and cash equivalents	3	$14,371,226	$13,703,034
Restricted cash	3	5,561,189	385,415
Other assets	4	438,247	406,280
Income tax recoverable		208,825	-
Royalty receivable	11	150,187	425,180
Prepaids and other receivables	5	294,690	335,716
		21,024,364	15,255,625
Non-current
Investments	6	27,654,951	49,501,916
Investments in associates	7	1,823,342	2,127,431
Exploration and evaluation assets	8	400,929	463,429
Other assets	4	737,700	110,957
TOTAL ASSETS		$51,641,286	$67,459,358

LIABILITIES
Current
Accounts payable and accrued liabilities		$176,875	$890,496
Income taxes payable		-	2,464,798
Derivative financial instruments	10	1,322,945	4,243,318
		1,499,820	7,598,612
Non-Current
Loan	11	60,000	60,000
Deferred taxes	16	584,377	2,693,658
Total liabilities		2,144,197	10,352,270

EQUITY
Capital stock	12	29,832,917	28,636,185
Contributed surplus		5,833,752	6,324,653
Deficit		(10,947,191)	(7,304,410)
Total equity attributable to owners of the parent company		24,719,478	27,656,428
Non-controlling interest		24,777,611	29,450,660
Total equity		49,497,089	57,107,088
TOTAL LIABILITIES AND EQUITY		$51,641,286	$67,459,358

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Page | 2

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Net Income (loss) and Statement of Comprehensive Income (loss)

(Expressed in Canadian Dollars)

(unaudited)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Notes	2021	2020	2021	2020
Revenues
Royalties	9	$150,187	$92,600	$789,294	$260,518
Dividends		187,338	171,361	542,347	403,926
Option revenue		223,145	60,184	323,145	110,184
		560,670	324,145	1,654,786	774,628
Operating Expenses
Salaries and other employee benefits		396,653	295,651	1,079,088	1,060,222
Professional fees	14	727,400	164,596	1,235,160	596,880
General and administrative expenses	15	106,037	84,419	254,701	306,693
Management fees	19	41,550	41,550	124,650	124,650
Royalty interests	9	(391)	-	58,409	37,701
Exploration and evaluation		53,388	17,461	89,483	68,041
Share-based compensation	13	1,220	15,807	30,831	240,098
Depreciation of property and equipment		-	-	-	1,028
		1,325,857	619,484	2,872,322	2,435,313
Operating loss		(765,187)	(295,339)	(1,217,536)	(1,660,685)
Other income (loss)
Change in fair value of investments		(3,382,694)	8,661,402	(12,542,998)	17,264,630
Change in fair value of derivatives		1,004,598	(2,625,341)	5,273,826	756,798
Change in fair value of derivatives resulting from foreign exchange		(41,859)	537,336	6,322	370,061
Change in fair value of other assets		(125,286)	92,121	(266,097)	102,465
Foreign exchange gain (loss)		483,802	(102,395)	8,647	2,482,510
Share of gain (loss) of associates	7	108,094	(2,857)	(86,074)	(454,205)
Gains on dilution of equity investments	7	-	-	113,212	-
Gain on loss of significant influence	7	-	-	384,119	-
Finance income		413	2,660	2,361	72,294
Finance cost		(40,705)	(17,242)	(130,790)	(93,685)
		(1,993,637)	6,545,684	(7,237,472)	20,500,868
Net income (loss) before income taxes		(2,758,824)	6,250,345	(8,455,008)	18,840,183
Income tax expense (recovery)
Current tax		62,419	134,136	774,578	2,100,049
Deferred tax	16	(414,107)	673,092	(2,109,281)	373,134
		(351,688)	807,228	(1,334,703)	2,473,183
Net income (loss) and total comprehensive income (loss) for the period		$(2,407,136)	$5,443,117	$(7,120,305)	$16,367,000

Net income (loss) and total comprehensive income (loss) attributable to:
Shareholders of Golden Valley Mines and Royalties Ltd.		$(1,265,741)	$3,022,675	$(3,543,076)	$6,081,378
Non-controlling interest		(1,141,395)	2,420,442	(3,577,229)	10,285,622
		$(2,407,136)	$5,443,117	$(7,120,305)	$16,367,000

Earnings (loss) per share attributable to shareholders of Golden Valley Mines and Royalties Ltd:
Basic earnings (loss) per share	18	$(0.092)	$0.224	$(0.260)	$0.451
Diluted earnings (loss) per share	18	$(0.092)	$0.214	$(0.260)	$0.427

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Page | 3

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended September 30, 2021 and 2020

(Expressed in Canadian Dollars)

(unaudited)

		Capital Stock		Contributed Surplus	Deficit	Total attributable to owners of the parent company	Non-controlling interest	Total Equity
	Notes	Number
Balance at January 1, 2021		13,518,460	$28,636,185	$6,324,653	$(7,304,410)	$27,656,428	$29,450,660	$57,107,088
Shares issued on exercise of stock options	12	225,000	1,196,732	(521,732)	-	675,000	-	675,000
Share-based payments	13	-	-	30,831	-	30,831	-	30,831
Change in interest of subsidiaries		-	-	-	(99,705)	(99,705)	(1,095,820)	(1,195,525)
		13,743,460	29,832,917	5,833,752	(7,404,115)	28,262,554	28,354,840	56,617,394
Net loss and total comprehensive loss for the period					(3,543,076)	(3,543,076)	(3,577,229)	(7,120,305)
Balance at September 30, 2021		13,743,460	$29,832,917	$5,833,752	$(10,947,191)	$24,719,478	$24,777,611	$49,497,089

Balance at January 1, 2020		13,434,760	$28,420,603	$6,033,488	$(11,945,215)	$22,508,876	$22,966,935	$45,475,811
Share-based payments		-	-	365,310	-	365,310	-	365,310
Shares issued on exercise of stock options	12	83,700	215,582	(89,952)	-	125,630	-	125,630
Change in interest of subsidiaries		-	-	-	(286,518)	(286,518)	(1,219,376)	(1,505,894)
		13,518,460	28,636,185	6,308,846	(12,231,733)	22,713,298	21,747,559	44,460,857
Net income and total comprehensive income for the period					6,081,378	6,081,378	10,285,622	16,367,000
Balance at September 30, 2020		13,518,460	$28,636,185	$6,308,846	$(6,150,355)	$28,794,676	$32,033,181	$60,827,857

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Page | 4

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2021 and 2020

(Expressed in Canadian Dollars)

(unaudited)

	Note	2021	2020
OPERATING ACTIVITIES
Net income (loss) for the period		$(7,120,305)	$16,367,000
Adjustments:
Mining option revenue		(215,066)	(110,184)
Share-based payments	13	30,831	240,098
Foreign exchange loss (gain)		(54,085)	5,995
Share of gain (loss) in associates	7	86,074	454,205
Gains on dilution of equity investments		(113,212)	-
Gain on loss of significant influence		(384,119)	-
Deferred tax recovery		(2,109,281)	373,134
Royalty interests	9	58,409	-
Change in fair value of investments		12,542,998	(17,264,630)
Change in fair value of derivatives		(5,273,826)	(756,798)
Change in fair value of derivatives resulting from foreign exchange		(6,322)	(370,061)
Realized gain on sale of other assets		-	(32,055)
Change in fair value of other assets		266,097	(70,410)
Depreciation of property and equipment		-	1,028
		(2,291,807)	(1,162,678)
Changes in working capital items:
Accounts receivable		-	268,195
Royalty receivable		274,993	906,652
Prepaids and other receivables		16,026	(150,219)
Accounts payable and accrued liabilities		(713,621)	(557,691)
Income taxes payable		(2,673,623)	2,100,049
		(3,096,225)	2,566,986
Cash flows from (used by) operating activities		(5,388,032)	1,404,308

INVESTING ACTIVITIES
Proceeds from settlement of derivative financial instruments	10	9,314,033	26,162,425
Payment on settlement of derivative financial instruments		-	(23,566,713)
Repurchase of derivative financial instruments		(43,231)	(29,119)
Proceeds from sale of derivative financial instruments	10	2,403,006	2,820,389
Increase in restricted cash		(5,175,774)	-
Acquisition of investments		(5,731)	(25,286)
Acquisition of royalty interests		(58,409)	-
Proceeds from mining option agreement		25,000	100,000
Proceeds from sale of investments		63,770	261,300
Additions to exploration and evaluation expenses		-	(73,816)
Cash flows from investing activities		6,522,664	5,649,180

FINANCING ACTIVITIES
Proceeds from exercise of stock options		675,000	125,630
Proceeds from loan		-	40,000
Change in interest of subsidiaries		(1,195,525)	(1,505,894)
Cash flows used by financing activities		(520,525)	(1,340,264)
Effect of foreign exchange rate changes on cash and cash equivalents		54,085	(5,995)
Net change in cash and cash equivalents		$668,192	$5,707,229
Cash and cash equivalents, beginning of period		13,703,034	3,003,083
Cash and cash equivalents, end of period		$14,371,226	$8,710,312

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Page | 5

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

1) NATURE OF OPERATIONS

Golden Valley Mines and Royalties Ltd. (hereinafter “Golden Valley” or the “Company”) and its subsidiaries specialize in identifying, acquiring and developing exploration and evaluation of mineral properties in Canada as well as acquiring royalties.

At the Company’s Annual General and Special Meeting of Shareholders held on June 25, 2021, the shareholders passed a special resolution to change the Company’s name to “Golden Valley Mines and Royalties Ltd”.

Golden Valley was incorporated on August 15, 2000 under the Canada Business Corporations Act. Golden Valley has the following subsidiaries: Abitibi Royalties Inc. (“Abitibi Royalties”) and Calone Mining Ltd (“Calone Mining”) both incorporated under the British Columbia Business Corporations Act. Abitibi Royalties and Calone Mining were incorporated on February 18, 2010 and on February 23, 2010, respectively, pursuant to the British Columbia Business Corporations Act.

As a result of the business combinations completed on November 5, 2021 (see Note 25 “Subsequent Events”), Golden Valley and Abitibi Royalties became wholly-owned subsidiaries of Gold Royalty Corp. (“Gold Royalty”), a company incorporated and domiciled in Canada with common shares and common share purchase warrants listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively. An application was made for Golden Valley and Abitibi Royalties to cease to be reporting issuers under applicable Canadian securities laws and to otherwise terminate Golden Valley’s and Abitibi Royalties’ public reporting requirements, which application was accepted on November 22, 2021. Furthermore, the location of the registered office of Golden Valley and Abitibi Royalties changed to 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. Similarly, the location of the principal address of Golden Valley and Abitibi Royalties changed to 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

2) BASIS OF PRESENTATION

a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), under International Accounting Standard (IAS 34 - “Interim Financial Reporting”. These condensed consolidated interim financial statements were prepared using the same accounting policies, methods of computation and basis of presentation as outlined in Note 4 - Summary of Accounting Policies, as described in the Company’s annual audited financial statements for the year ended December 31, 2020. The interim financial statements do not include all the notes required in annual financial statements and, accordingly, should be read in conjunction with the annual financial statements for the year ended December 31, 2020.

Page | 6

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

b) Approval of Financial Statements

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on April 11, 2022.

c) Basis of consolidation

The Company’s condensed financial statements consolidate the accounts of Golden Valley and its subsidiaries until September 30, 2021.

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. When the Company ceases to have control; any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

For Abitibi Royalties, the Company has control through its own percentage holdings in Abitibi Royalties combined with interest of certain members of Golden Valley’s Board of Directors in Abitibi as well as its ability to appoint members of the Board of Directors and key management who have the ability to direct its activities.

Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

Page | 7

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

Associates (continued)

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investment in associate is impaired. No impairment was required for the three and nine months ended September 30, 2021 and 2020.

The significant subsidiaries and investments in associates of the Company are listed below. Principal activities of these entities, which are all incorporated in Canada, are mineral exploration and acquisition of royalties and have a reporting date of September 30:

	As at September 30,	As at December 31,
Percentage of ownership	2021	2020
Subsidiaries (consolidated)
Abitibi Royalties Inc.	44.98%	44.93%
Calone Mining Ltd.	100.00%	100.00%

Investment in associates (equity method)
International Prospect Ventures Ltd. (note 9)	-	13.44%
Val-d’Or Mining Corporation	37.96%	39.57%

As at September 30, 2021, the Company’s investment in associates relate to Val-d’Or Mining Corporation (“Val- d’Or Mining”), which is involved in exploring, evaluating and promoting its mineral properties and other projects.

Until June 15, 2021 (note 7), the Company’s investment in associates included International Prospect Ventures Ltd. (“International Prospect”), which is involved in exploring, evaluating and promoting its mineral properties and other projects.

Page | 8

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

3) CASH AND CASH EQUIVALENTS

	As at September 30,	As at December 31,
	2021	2020
Cash	$13,970,157	$13,102,329
Demand deposits, redeemable at any time	401,069	600,705
	$14,371,226	$13,703,034

Demand deposits represent money market mutual funds earning income at an annual rate of 0.30% (December 31, 2020 - 0.30%) that are cashable at any time.

Restricted cash

Restricted cash represents funds held as collateral on the put option contracts referred to in the Derivative financial instruments below.

Restricted cash of $5,561,189 (or US$4,396,197) as at September 30, 2021 (December 31, 2020 - $385,415 (or US$302,405)) relates to funds held as collateral on the outstanding put option contracts of 180,300 shares (December 31, 2020 – 99,300 shares) of Agnico and of 1,694,600 shares (December 31, 2020 – nil shares) of Yamana as at September 30, 2021. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired.

4) OTHER ASSETS

Other assets comprise of the Company’s equity interests in various public and non-public entities:

	As at September 30,	As at December 31,
	2021	2020
Equity investments	$737,700	$-
Marketable securities	438,247	406,280
Private company investment	-	106,913
Warrants	-	4,044
Other assets	1,175,947	517,237
Less: current portion of Other assets	(438,247)	(406,280)
Long-term portion of Other assets	$737,700	$110,957

Page | 9

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

4) OTHER ASSETS (continued)

Equity investments of $737,700 (December 31, 2020 -$nil) representing the fair value of common shares of International Prospect and recorded at fair value using quoted market prices (note 7).

Marketable securities of $438,247 (December 31, 2020 -$406,280) represent shares of publicly traded exploration companies and are recorded at fair value using quoted market prices.

Investment of $106,913 as at December 31, 2020 represents shares in a private company that do not have a quoted market price in an active market. The Company has assessed the fair value of these shares based on techniques and assumptions that emphasize both qualitative and quantitative information.

5) PREPAIDS AND OTHER RECEIVABLES

	As at September 30,	As at December 31,
	2021	2020
Prepaid expenses	$131,828	$102,427
Sales taxes recoverable	104,294	31,757
Dividend receivable	38,047	70,361
Advances for claim management	20,521	20,521
Due from related party (note 21)	-	59,517
Payroll levies receivable	-	26,133
Mining option receivable	-	25,000
	$294,690	$335,716

6) INVESTMENTS

	As at September 30, 2021		As at December 31, 2020
	Number of shares	Fair value	Number of shares	Fair value
Yamana Gold Inc.	996,795	$4,983,975	2,105,895	$15,309,857
Agnico Eagle Mines Limited	338,197	22,222,925	375,897	33,676,612
		$27,206,900		$48,986,469
Other investments		448,051	-	515,447
		$27,654,951		$49,501,916

For the nine months ended September 30, 2021, Abitibi Royalties was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, before commissions, $2,734,388 (or US$2,149,000) and 1,109,100 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, before commissions, $6,579,645 (or US$5,171,050) from call options it had sold.

Page | 10

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

7) INVESTMENTS IN ASSOCIATES

The following table summarizes the changes to investments in associates for the nine months ended September 30, 2021 and for the year ended December 31, 2020:

	International Prospect	Val-d’Or Mining	Total
As at January 1, 2021	$304,640	$1,822,791	$2,127,431
Share of net gain (loss) from associates	(30,885)	(55,189)	(86,074)
Gains on dilution of equity investments	57,472	55,740	113,212
Gain on loss of significant influence	384,119	-	384,119
Net	715,346	1,823,342	2,538,688
Reclassified to Other Assets	(715,346)	-	(715,346)
As at September 30, 2021	$-	$1,823,342	$1,823,342

	International Prospect	Val-d’Or Mining	Total
As at January 1, 2020	$356,655	$986,378	$1,343,033
Shares from mining option agreement	-	1,291,667	1,291,667
Share of net loss from associates	(52,015)	(455,254)	(507,269)
As at December 31, 2020	$304,640	$1,822,791	$2,127,431

Val-d’Or Mining Corporation (“Val-d’Or Mining”)

As at September 30, 2021, the Company held 25,687,444 or 37.96% (December 31, 2020 - 39.57%) interest in Val-d’Or Mining. The shares of Val-d’Or Mining were trading at $0.14 per share on that date. The Company has no contingent liabilities relating to its interest in the associates.

International Prospect Ventures Ltd (“International Prospect”)

As at September 30, 2021, the Company held 4,470,910 common shares or 11.45% (December 31, 2020 - 13.44%) interest in International Prospect. The shares of International Prospect were trading at $0.165 per share on that date.

On June 15, 2021, International Prospect completed a private placement of $800,250 which resulted in an issuance of 5,334,999 Units at a price of $0.15 per Unit, with each Unit comprising of one common share in the capital of International Prospect and one-half of one non-transferable share purchase warrant. As a result of the private placement, the Company’s ownership in International Prospect decreased to 11.45% of the issued and outstanding common shares of International Prospect.

Page | 11

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

7) INVESTMENTS IN ASSOCIATES (continued)

As a result of the change in ownership interest and other indicators, the Company concluded that it no longer had significant influence over International Prospect and classified its investment in International Prospect as financial asset at fair value through other comprehensive income and; presented as part of  Equity investments in Other Assets as at September 30, 2021.

Up to the date of loss of significant influence (for the period from January 1, 2021 to June 15, 2021), the Company recognized its share of the net loss in International Prospect totaling $30,885. Upon concluding that the Company no longer had significant influence over International Prospect, the Company recorded its investment in International Prospect at fair value, using the quoted market price on June 15, 2021, of $0.15 per share for a total of $715,346 and recognized a gain on loss of significant influence in associate of $384,119.

8) EXPLORATION AND EVALUATION ASSETS

The following table summarizes the carrying values of Exploration and Evaluations Assets by properties as at September 30, 2021 and December 31, 2020:

	As at September 30,	As at December 31,
	2021	2020
Golden Valley Mines Properties
Abitibi Greenstone Belt (“AGB”)
Kirkland Lake / Matachewan (Ontario)	$817,555	$817,555
Lebel-sur-Quevillon (Québec)	359,496	359,496
Val d’Or - Malartic (Québec)	143,181	143,181
Rouyn-Noranda-Cadillac (Québec)	168,405	168,405
Total AGB	$1,488,637	$1,488,637
Total other	22,069	22,069
Investment tax credit	(1,198,978)	(1,198,978)
Balance, end of the period	$311,728	$311,728
Abitibi Royalties Properties
Bathurst (Ontario)	$12,500	$75,000
Hees (Ontario)	75,000	75,000
Bullfrog South (Nevada, USA)	1,701	1,701
Balance, end of the period	$89,201	$151,701
TOTAL	$400,929	$463,429

Page | 12

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

GOLDEN VALLEY PROPERTIES

a) Mining Option Agreement with Val-d’Or Mining

On April 18, 2017, the Company granted to Val-d’Or Mining an option to acquire a 100% interest in 61 of its grassroots properties, which option was amended and restated as of November 28, 2019 and exercised on December 5, 2019. Pursuant to the option, Val-d’Or Mining issued 8,333,334 shares to Golden Valley in 2020. In addition, Golden Valley is eligible to receive 20% of the proceeds of all third- party transactions pertaining to the properties that Val-d’Or Mining enters into and announces on or before December 31, 2022.

a) Mining Option Agreement with Val-d’Or Mining (continued)

Furthermore, the properties are subject to a royalty in favour of Golden Valley equal to 1.25% of the net smelter returns, whereby Val-d’Or Mining has a partial buyback right. The partial buyback right pertains to each individual property, whereby 1% may be bought for $500,000 on a property-by-property basis with a maximum total consideration of $5,000,000 at which point in time the NSR royalty on all the properties would be reduced by 1.0%.

On October 6, 2020, Val-d’Or Mining entered into an agreement with respect to the sale of several properties referred to as the Ducros Group of Properties. The purchaser of the property is privately-owned Québec Nickel Corp. (“QNC”). In consideration for a 100% interest in the properties, QNC issued 3,589,341 special warrants, with a fair value of $179,467, to Val-d’Or Mining (of which Golden Valley received 80,880 special warrants, with a fair value of $4,044, in accordance with the terms of an amended and restated option agreement between Val-d’Or Mining and Golden Valley dated November 28, 2019).

b) Centremaque Prospect - Alexandria Minerals Corporation - Val-d’Or Québec

On April 13, 2017, the Company entered into a mining option agreement with Alexandria Minerals Corporation (“Alexandria”) on the Centremaque Prospect located in the AGB, northeast of Val-d’Or, Québec. In accordance with the option agreement, in order to acquire an 80% interest in the property, Alexandria must: (i) issue, over a four year period from the date of signing, to Golden Valley such number of common shares in its capital having an aggregate value of $250,000 based on the closing price of Alexandria’s shares on the Exchange the day prior to the date of issuance of each tranche of payment shares, of which shares and/or cash in the amount of $150,000 have been received to date; $50,000 on or before the third anniversary; and, $100,000 on or before the fourth anniversary; and,(ii) incur exploration expenditures in an aggregate amount of $4,000,000 over the same four-year period. Once the option is exercised, the Company will retain a 20% free carried interest and a 1.5% NSR, with 0.5% of the NSR being subject to a buyback in favour of Alexandria for $1 million payable to Golden Valley.

Page | 13

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

b) Centremaque Prospect - Alexandria Minerals Corporation - Val-d’Or Québec (continued)

On May 28, 2020, the option agreement with O3 Mining Inc (“O3 Mining”), which acquired Alexandria in 2019, was amended to provide that the payment date of the remaining cash consideration of $100,000 and the date to incur the remaining exploration expenditure commitment of $3,250,000 to be extended to June 9, 2021.

On February 7, 2021, the option agreement was further amended such that the remaining exploration expenditure commitment of $2,000,000 to be incurred on or before June 9, 2021 can also be satisfied through payment of shares in O3 Mining. In order to reach the minimum expenditures set out in the Agreement, O3 Mining issued 98,570 shares (equivalent to $209,460) to Golden Valley.

On September 9, 2021, the Company was informed by Alexandria (“Alexandria”), that it was exercising its option to acquire an 80% interest in the Centremaque property (the “Property”) pursuant to the terms of a mining option agreement between Golden Valley and Alexandria dated April 20, 2017, as amended. Upon the exercise of the option by Alexandria, Golden Valley and Alexandria will form a joint venture to further explore, and if warranted, develop the Property. Golden Valley will have a 20% free-carried interest in the Property, such that Golden Valley will not be responsible for any project costs, including without limitation, construction costs, exploration costs, mine costs and operating costs on the Property, until the commencement of commercial production.

In addition, Golden Valley retains a 1.5% royalty on Net Smelter Returns, of which a 0.5% royalty on Net Smelter Returns may be purchased by Alexandria for $1,000,000.

c) AGB Properties - Eldorado Gold Corporation - Québec and Ontario

On December 8, 2008, the Company earned a 70% interest in the group of nine properties (eight gold and one copper-zinc-silver) located in the AGB (Québec and Ontario) and a 70:30 joint venture (the “GZZ-I JV”) was formed between Golden Valley and Eldorado Gold Corporation (“Eldorado”), with the latter having acquired its interest through the acquisition of Integra Gold Corporation. Golden Valley is the operator for the joint venture. The GZZ-I JV is subject to underlying royalties ranging between 3.0% and 3.5% in favour of the original vendors, one of whom is a director and an officer of the Company.

On October 8, 2021, the Company entered into an option agreement (the “Option Agreement”) with Eldorado, enabling Eldorado to earn up to an additional 50% interest in the Claw Lake Gold Prospect, the Cook Lake Prospect, the Murdock Creek Prospect, all located in Ontario and the Perestroika Prospect, located in Québec (the “Properties”). Under the new Option Agreement, GZZ-I JV will be terminated upon the satisfaction of certain conditions precedent (including the amendment of certain historical royalty agreements pertaining to the Properties), which were satisfied concurrently with the execution of the Option Agreement.

Page | 14

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

c) AGB Properties - Eldorado Gold Corporation - Québec and Ontario (continued)

Furthermore, Golden Valley has the option to be assigned, from Eldorado for nominal consideration, all of the right, title and interest of Eldorado in and to five of the remaining Existing Properties (Munro Prospect, Recession Larder Prospect, Matachewan Prospect all in Ontario, and the Bogside Prospect in Quebec; Denovo Prospect in Ontario was previously dealt with in a transaction with Highgold Mining Inc.), other than the Properties.

Eldorado may earn an additional 40% in the Properties (the “40% Option”) by funding expenditures on the Properties for a minimum of $10,500,000 over a period of 5 years from the termination of the GZZ-I JV and making annual payments to $50,000 per annum to Golden Valley (“Annual Payment”) with the first Annual Payment being made on termination of the GZZ-I JV and each subsequent Annual Payment being made on the anniversary thereof until Eldorado exercises the 40% Option. Upon exercise of the 40% Option by Eldorado, the parties will be deemed to have formed a joint venture in accordance with the terms set out in the Option Agreement and will use commercially reasonable efforts to enter into a formal joint venture agreement within 60 business days of the exercise of the 40% Option.

In order to earn and acquire an additional 10% undivided interest in the Properties (the “Additional Option”), Eldorado will contribute all joint venture expenditures on behalf of the parties, and deliver to Golden Valley, a preliminary economic assessment (PEA) report in respect of the Properties. Upon the exercise of the Additional Option by Eldorado, Golden Valley will have a 20% undivided beneficial interest in the Properties and Eldorado will have an 80% undivided beneficial interest in the Properties.

d) Sharks and Cheechoo Joint Venture - Sirios Resources Ltd. - James Bay Northern Quebec

On October 23, 2013, Golden Valley granted Sirios Resources Ltd. (“Sirios”) an option to acquire Golden Valley’s remaining 55% interest in the Cheechoo prospect. Sirios completed all its obligations under the agreement to earn a 100% interest in the Cheechoo prospect and therefore holds 100% of the Cheechoo prospect. As additional consideration for the grant of the option, Sirios granted to Golden Valley a royalty equal to 4% of the net returns from all mineral products mined or removed from the Cheechoo gold project. Notwithstanding the foregoing, the royalty relevant to gold mineral products mined or removed from the Cheechoo gold prospect may vary between 2.5% and 3.5% depending on the market price of gold at the time of the payment.

Page | 15

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

e) Lac Barry Prospect - BonTerra Resources Inc. - Level-sur-Quevillon, Québec

On March 16, 2016, the Company granted an option to BonTerra Resources Inc. (“BonTerra”) on the Lac Barry Prospect located in the Abitibi Greenstone Belt, northeast of Val-d’Or, Québec. BonTerra issued to Golden Valley 519,480 common shares in the capital of BonTerra having an aggregate value of $200,000, and incurred expenditures in an aggregate amount of $2,000,000 over a three-year period.

Upon BonTerra exercising the option on June 4, 2019, it earned an 85% interest in the property and, the Company retained a 15% free carried interest and a 3% NSR, with 1% of the NSR being subject to a buyback in favour of BonTerra for $1.0 million payable by BonTerra to Golden Valley.

On February 9, 2020, the Company and BonTerra entered into a joint venture agreement on the Lac Barry Prospect.

ABITIBI ROYALTIES’ PROPERTIES

Upper Red Lake (formerly “Bathurst property”) (Ontario)

On November 9, 2020, Abitibi Royalties entered into an agreement with two arm’s length parties to acquire the Upper Red Lake property, a property consisting of seven claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

On February 4, 2021, Abitibi Royalties signed an option agreement with Xplore Resources Corp. (“Xplore”) on the Upper Red Lake property. Xplore may earn a 100% interest in the project by issuing to Abitibi Royalties $62,500 of Xplore’s common shares based on the daily volume weighted average (the “VWAP”) price of Xplore’s shares for the 14-day period preceding the date of the execution of the Letter of Intent (“LOI”) and by issuing to Abitibi Royalties $125,000 and $150,000 of Xplore’s common shares based on the VWAP price of Xplore’s shares for the 14-day period preceding the first and secondary anniversary date of the execution of the LOI, respectively. On Xplore completing its share issuance obligations, Abitibi Royalties will be granted a 1.5% NSR on the Upper Red Lake Project.

On March 5, 2021, Abitibi Royalties received 1,096,491 common shares of Xplore, with a fair value of $62,500, relating to this mining option agreement.

Page | 16

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

ABITIBI ROYALTIES’ PROPERTIES (continued)

Hees Property

On December 11, 2020, Abitibi Royalties entered into an agreement with two arm’s length parties to acquire the Hees property, a property consisting of 30 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

Bullfrog South Project

On September 17, 2020, Abitibi Royalties staked the Bullfrog South Project, located in Nevada’s Bullfrog Gold District.

On December 9, 2020, Abitibi Royalties entered into a mining option agreement with Bullfrog Mines LLC (“Bullfrog”) on the Bullfrog South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Bullfrog must issue to Abitibi Royalties, over a two-year period, consideration of $175,000 in cash or share in its capital and reimburse Abitibi Royalties for mining claims fees to be paid in 2021. Upon the option being exercised, the Company will retain a 2.0% NSR on the property, Bullfrog has the option to purchase 0.5% of the NSR for $500,000 on or before December 9, 2030.

Hammond Reef South property

On June 2, 2020, Abitibi Royalties entered into an agreement with two arm’s length parties to acquire the Hammond Reef property, a property consisting of 49 claims located in Ontario, for the purchase price of $70,000. Pursuant to the agreement, the Company also granted one of the parties a 0.5% NSR royalty on the property.

On August 10, 2020, Abitibi Royalties entered into a mining option agreement with Victory Resources Corporation (“Victory”) on the Hammond Reef South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Victory must: (i) issue to Abitibi Royalties, over a two- year period, cash consideration of $250,000 and share consideration of 2,750,000 common shares in its capital; and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Upon the option being exercised, the Company will retain a 2.0% NSR on the property.

As Victory has not fulfilled its obligations in order to extend the option agreement, on August 24, 2021 the option agreement was terminated with a final cash payment from Victory to Abitibi Royalties in the amount of $6,000.

Page | 17

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

	Balance at January 1, 2021	Additions	Recovery	Credits	Balance at September 30, 2021
Golden Valley Mines
Acquisition and claims maintenance	$3,312,610	-	-	-	$3,312,610
Property option payments	312,500	-	-	-	312,500
Drilling, excavation and related costs	3,257,961	-	-	-	3,257,961
Technical and field staff	4,624,395	-	-	-	4,624,395
Airborne geophysics	791,822	-	-	-	791,822
Geophysics	2,319,401	-	-	-	2,319,401
Line cutting	1,108,235	-	-	-	1,108,235
Sampling and testing	744,773	-	-	-	744,773
Travel and transport	1,683,141	-	-	-	1,683,141
Program management and consultants	441,560	-	-	-	441,560
Professional Fees	5,215	-	-	-	5,215
Depreciation, insurance and office expenses	581,588	-	-	-	581,588
Communications	45,897	-	-	-	45,897
Option payments received	(1,971,145)	-	-	-	(1,971,145)
Write-off of exploration and evaluation assets	(4,213,235)	-	-	-	(4,213,235)
Impairment of exploration and evaluation assets	(7,525,064)	-	-	-	(7,525,064)
Shares for mining rights	(1,851,475)	-	-	-	(1,851,475)
Government assistance	(1,641,978)	-	-	-	(1,641,978)
Net expenditures incurred during the period	2,026,201	-	-	-	2,026,201
Exploration and evaluation assets sold to third parties	(1,714,473)	-	-	-	(1,714,473)
Balance, end of the period	$311,728	-	-		$311,728

Abitibi Royalties
Acquisition and claims maintenance	$241,959	-	-	-	$241,959
Program management and consultants	8,558	-	-	-	8,558
Option payments received	(98,816)	-	-	(62,500)	(161,316)
	151,701	-	-	(62,500)	89,201

TOTAL	$463,429	-	-	(62,500)	$400,929

Page | 18

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

	Balance at January 1, 2020	Additions	Recovery	Credits	Balance at December 31, 2020
Golden Valley Mines
Acquisition and claims maintenance	$3,312,610	-	-	-	$3,312,610
Property option payments	312,500	-	-	-	312,500
Drilling, excavation and related costs	3,257,961	-	-	-	3,257,961
Technical and field staff	4,624,395	-	-	-	4,624,395
Airborne geophysics	791,822	-	-	-	791,822
Geophysics	2,319,401	-	-	-	2,319,401
Line cutting	1,108,235	-	-	-	1,108,235
Sampling and testing	744,773	-	-	-	744,773
Travel and transport	1,683,141	-	-	-	1,683,141
Program management and consultants	441,560	-	-	-	441,560
Professional Fees	5,215	-	-	-	5,215
Depreciation, insurance and office expenses	581,588	-	-	-	581,588
Communications	45,897	-	-	-	45,897
Option payments received	(1,971,145)	-	-	-	(1,971,145)
Write-off of exploration and evaluation assets	(4,213,235)	-	-	-	(4,213,235)
Impairment of exploration and evaluation assets	(7,525,064)	-	-	-	(7,525,064)
Shares for mining rights	(666,666)	-	106,858	(1,291,667)	(1,851,475)
Government assistance	(1,641,978)	-	-	-	(1,641,978)
Net expenditures incurred during the period	3,211,010	-	106,858	(1,291,667)	2,026,201
Exploration and evaluation assets sold to third parties	(1,713,840)	-	-	(633)	(1,714,473)
Balance, end of the period	$1,497,170	-	106,858	(1,292,300)	$311,728

Abitibi Royalties
Acquisition and claims maintenance	$-	241,959	-	-	$241,959
Program management and consultants	-	8,558	-	-	8,558
Option payments received	-	-	48,684	(147,500)	(98,816)
	-	250,517	48,684	(147,500)	151,701

TOTAL	$1,497,170	250,517	155,542	(1,439,800)	$463,429

Page | 19

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

9) ROYALTY INTERESTS OF ABITIBI ROYALTIES

Main royalty interests

Malartic CHL 3% Royalty - Malartic, Québec

The area covered by the 3% net smelter royalty (“NSR”) is located immediately east of the current Canadian Malartic Mine open pit operated by Canadian Malartic GP (50% owned by Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”). The 3% NSR covers a number of mineralized zones.

For the three and nine months ended September 30, 2021, Abitibi Royalties earned royalties in the amount of $150,187 (or US$117,877) and $789,294 (or US$631,345) (for the three and nine months ended September 30, 2020 - $92,600 (or US$69,420) and $260,518 (or US$190,488) from this royalty interest.

Canadian Malartic 2% Royalty - Malartic, Québec

The area covered by the 2% NSR is on a single claim located just to the south of the Canadian Malartic open pit and covers the eastern portion of the Gouldie Zone and the historic Charlie Zone.

Other royalty interests

Perrigo Royalties

In February 2021, Abitibi Royalties acquired, from a group of arm’s length, third party sellers, a royalty of 1.25% NSR (0.25% can be repurchased for $250,000) on the Perrigo project located in Ontario’s Red Lake district for $8,300.

Authier North Lithium Royalty

In January and March 2021, the Company acquired, from Eagle Ridge Mining Ltd (“Eagle Ridge”), a 1% NSR and 15% of any proceeds from a sale or joint venture on the Authier North Lithium property located approximately 40 kilometers north of Malartic, Québec for $24,000. In addition to the 1% NSR Abitibi Royalties holds on the property, the Company is entitled to 15% of the net sales proceeds received by Eagle Ridge. During the two-year option, Abitibi Royalties is entitled to approximately $35,000 in cash and shares, plus an additional 0.1875% NSR (for a combined 1.1875% NSR). A total of 0.075% of Abitibi Royalties’ NSR can be repurchased by Power Metals for $75,000.

During the second quarter of 2021, Abitibi Royalties assisted Eagle Ridge in identifying possible partners for the Authier North Lithium Project. On July 16, 2021, it was announced that Eagle Ridge had entered into an agreement with Power Metal Resources plc (“Power Metals”). Abitibi Royalties received as consideration 159,584 common shares of Power Metal, fair valued at $5,604, which has been recorded as mining option revenue.

Page | 20

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

9) ROYALTY INTERESTS OF ABITIBI ROYALTIES (continued)

Malartic South

In May 2020, Abitibi Royalties entered into a series of agreements to acquire a package of royalties south of the Canadian Malartic Mine and also southeast of the Agnico Eagle’s Goldex Mine. The agreements also entitled Abitibi Royalties to 15% of the gross proceeds (cash and shares) should the underlying properties be sold or joint ventured. The projects are owned and operated by Eagle Ridge Mining Inc. (“Eagle Ridge”).

In May 2021, Abitibi Royalties further entered into two agreements with Eagle Ridge whereby the first agreement amends a previous royalty, increasing Abitibi Royalties’ interest in the Malartic South Property from a 2% to 3% NSR on certain claims and the second agreement expands Abitibi Royalties’ NSR to the south with a new 2.5% royalty and 15% of any gross proceeds (cash and shares) should the property be sold or joint ventured. The purchase price paid by Abitibi Royalties totaled $26,109.

Abitibi Royalties’ other royalty interest are as follows:

■	Revillard Property 2% Royalty - Malartic, Québec
■	15% Net Profit Interest (“NPI”) in the vicinity of Canadian Malartic Mine -Malartic, Québec
■	Midway Project 1.5% Royalty -Malartic, Québec
■	1.5% Royalty in the Abitibi region, Québec
■	1.0% NSR on the New Alger Project in the Abitibi region, Québec

Page | 21

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

10) DERIVATIVE FINANCIAL INSTRUMENTS

Abitibi Royalties’ call and put option contracts outstanding as at September 30, 2021 are as follows:

	Expiry date	Number of shares under option	Exercise price range (USD)	As at September 30, 2021
Calls
Yamana	Jan. 21, 2022	529,700	$4.50 to 7.00	$70,128
Yamana	Apr. 14, 2022	126,000	5.50 to 6.00	39,242
Yamana	Jan. 20, 2023	147,100	5.50 to 10.00	71,181
Agnico	Jan. 21, 2022	157,600	60.00 to 90.00	89,894
Agnico	Feb. 18, 2022	100,500	65.00 to 80.00	78,453
Agnico	Jun.17, 2022	1,500	70.00	2,867
Agnico	Sept. 16, 2022	10,500	65.00 to 70.00	36,599
Agnico	Jan. 20, 2023	42,500	70.00 to 100.00	140,329
		1,115,400		$528,693
Puts
Yamana	Oct. 1, 2021	83,100	$4.00	13,764
Yamana	Oct. 15, 2021	1,611,500	4.00	410,642
Agnico	Nov 19, 2021	81,000	50.00	206,404
Agnico	Jan 21, 2022	99,300	40.00 to 45.00	163,442
		1,874,900		$1,322,945

For the three months ended September 30, 2021, the Company sold 4,250 call contracts (1,230 calls on Agnico Eagle shares and 3,020 calls on Yamana Gold shares) and sold 21,833 put contracts (all on Yamana Gold shares) for total cash proceeds of $752,502 (or US$597,437). In addition, 1,400 call option contracts on Yamana Gold shares expired, 21,842 put options expired on Yamana Gold shares, and 2,475 put contracts on were repurchased before expiration (825 on Agnico Eagle shares and 1,650 on Yamana Gold shares) for $32,955 (or US$26,129).

For the nine months ended September 30, 2021, the Company sold 8,815 call contracts (2,835 calls on Agnico Eagle shares and 5,980 calls on Yamana Gold shares) and sold 57,293 put contracts (2,180 puts on Agnico Eagle shares and 55,473 on Yamana Gold shares) for total cash proceeds of $2,403,006 (or US$1,915,477). In addition, 8,201 call option contracts expired (2,202 calls on Agnico Eagle shares and 15,499 calls on Yamana Gold shares), 37,107 put options expired (810 on Agnico Eagle shares and 26,797 on Yamana Gold shares). 2,475 call options (825 on Agnico Eagle shares and 1,650 on Yamana Gold shares) and 3,060 put contracts (560 on Agnico Eagle shares and 2,500 on Yamana Gold shares) were repurchased before expiration for $43,231 (or US$34,278). Also, 11,448 call contracts were exercised (377 calls on Agnico Eagle shares and 11,091 on Yamana Gold shares) as described in note 8.

Page | 22

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

10) DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Abitibi Royalties’ call and put option contracts outstanding as at December 31, 2020 are as follows:

	Expiry date	Number of shares under option	Exercise price range (USD)	As at December 31, 2020
Calls
Yamana	January 15, 2021	1,247,000	$3.00 to 7.00	$1,574,731
Yamana	April 16, 2021,	320,000	7.00 to 10.00	52,329
Yamana	July 16, 2021	140,000	8.00	57,039
Yamana	January 21, 2022	367,700	4.50 to 10.00	522,730
Yamana	January 2, 2023	2,100	10.00	3,208
Agnico	January 15, 2021	118,300	50.00 to 85.00	761,259
Agnico	February 19, 2021	82,200	85.00 to 100.00	53,360
Agnico	May 5, 2021	57,400	85.00 to 100.00	83,013
Agnico	January 21, 2022	103,600	60.00 to 100.00	929,767
Agnico	January 20, 2023	8,000	85.00 to 100.00	83,420
Puts
Agnico	February 19, 2021	56,000	$40.00 to 45.00	22,217
Agnico	January 21, 2022	43,300	40.00 to 45.00	100,245
		2,545,600		$4,243,318

For the three months ended September 30, 2020, the Company sold 5,720 call contracts (4,100 calls on Agnico Eagle shares and 1,620 calls on Yamana Gold shares) and sold 560 put contracts on Agnico Eagle shares for total cash proceeds of $1,393,488 (or US$1,045,529).

For the nine months ended September 30, 2020, the Company sold 16,423 call contracts (2,927 calls on Agnico Eagle shares and 13,496 calls on Yamana Gold shares) and sold 5,544 put contracts on Agnico Eagle shares for total cash proceeds of $2,820,389 (or US$2,082,432).

Page | 23

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

11) LONG-TERM LOAN

The Company applied and received the $60,000 Canada Emergency Business Account Program (“CEBA Loan”), which provided financial relief during the COVID-19 pandemic. The CEBA Loan has a maturity date of December 31, 2022 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2022. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If $40,000 of the CEBA Loan is repaid prior to December 31, 2022, which has been extended to December 31, 2023 by the Government of Canada as announced on January 12, 2022, the remaining balance of $20,000 will be forgiven.

12) CAPITAL STOCK

Capital Stock

The capital stock of the Company consists of fully paid common shares.

Authorized

Unlimited number of common shares without par value. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote each at the shareholders’ meeting of the Company.

Unlimited number of preferred shares, issuable in series with rights and restrictions to be determined by the directors.

Share Consolidation

In July 2020, the Company completed its security consolidation on the basis of ten old shares for one new share. The common shares of Golden Valley commenced trading on a consolidated basis at open of market on July 31, 2020. Following the consolidation, a total of approximately 13,518,459 common shares of Golden Valley were issued and outstanding, and incentive stock options to acquire an aggregate of approximately 1,423,691 common shares were outstanding. The number of common shares entitled to be purchased pursuant to the terms of the outstanding options and the per share exercise price for such shares were adjusted accordingly, in accordance with the terms of the respective options. All fractional common shares remaining as a result of the proposed consolidation were cancelled. All historical information presented in the financial statements has been adjusted to reflect the share consolidation.

Page | 24

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

12) CAPITAL STOCK (continued)

Issued share capital

The change in issued share capital for the nine months ended September 30, 2021 and 2020 was as follows:

	2021		2020
	Number	Stated	Number	Stated
	of shares	Value	of shares	Value
Balance, as at January 1,	13,518,460	$28,636,185	13,434,760	$28,420,603
Shares issued by exercise of stock options	225,000	675,000	83,700	125,630
Value allocation on options exercised	-	521,732	-	89,952
Balance, as at September 30,	13,743,460	$29,832,917	13,518,460	$28,636,185

Refer to “Share Consolidation” section of Note 12 “Capital Stock”.

Share capital issued from exercise of incentive stock options

For the nine months ended September 30, 2021, the Company issued 225,000 of its common shares from the exercise of incentive stock options at a price of $3.00 per share for a total consideration of $675,000.

For the nine months ended September 30, 2020, the Company issued 83,700 of its common shares from the exercise of incentive stock options at prices ranging from $1.10 to $3.50 per share for a total consideration of $125,630.

Page | 25

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

13) SHARE-BASED PAYMENTS

Incentive stock options

Refer to “Share Consolidation” section of Note 12 “Capital Stock”.

The summary of changes in the number of incentive stock options issued by the Company for the nine months ended September 30, 2021 and for the year ended December 31, 2020 is presented as follows:

	For the nine months ended		For the year ended
	September 30, 2021		December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	1,421,891	$3.43	1,405,917	$3.20
Granted	-	-	101,474	5.44
Exercised	(225,000)	(3.00)	(83,700)	1.50
Expired	(10,000)	(1.00)	(1,800)	3.40
Outstanding, end of period	1,186,891	$3.53	1,421,891	$3.43
Exercisable, end of period	1,180,224	$3.53	1,415,224	$3.43

The table below summarizes the information related to outstanding share options as at September 30, 2021:

	Outstanding options
Expiry date	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options
February 3, 2022	10,000	4.65	0.35	10,000
June 21, 2023	222,000	2.75	1.72	222,000
June 18, 2024	31,500	3.40	2.72	24,833
March 3, 2025	76,475	5.00	3.42	76,475
June 26, 2025	25,000	6.80	3.74	25,000
September 30, 2026	821,916	3.50	5.00	821,916
	1,186,891	$3.53		1,180,224

Page | 26

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

13) SHARE-BASED PAYMENTS (continued)

Incentive stock options (continued)

The table below summarizes the information related to outstanding share options as at December 31, 2020:

	Outstanding options
Expiry date	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options
January 1, 2021	10,000	1.00	0.00	10,000
June 27, 2021	225,000	3.00	0.49	225,000
February 3, 2022	10,000	4.65	1.09	10,000
June 21, 2023	222,000	2.75	2.47	222,000
June 18, 2024	31,500	3.40	3.47	24,833
March 3, 2025	76,475	5.00	4.17	76,475
June 26, 2025	25,000	6.80	4.49	25,000
September 30, 2026	821,916	3.50	5.75	821,916
	1,421,891	$3.43		1,415,224

Share-based compensation expense

Refer to “Share Consolidation” section of Note 12 “Capital Stock”.

The table below summarizes share-based compensation expense for the three and nine months ended September 30, 2021 and 2020:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Golden Valley
June 2020 option grant (a)	$-	$-	$-	$90,495
March 2020 option grant (b)	-	-	-	60,203
June 2019 option grant (c)	1,220	3,052	6,984	15,780
June 2018 option grant (d)	-	12,755	23,847	73,620
Share-based compensation expense	$1,220	$15,807	$30,831	$240,098

Page | 27

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

13) SHARE-BASED PAYMENTS (continued)

Share-based compensation expense (continued)

a)	On June 26, 2020, the Company granted to its officers, directors and consultants incentive stock options entitling the purchase of an aggregate 25,000 common shares at an exercise price of $6.80 per share. The options are exercisable for a period of 5 years until June 26, 2025, subject to earlier termination in accordance with the terms of the Company’s stock option plan. The options vest immediately on date of grant.

The fair value of the 25,000 stock options granted has been estimated using the Black-Scholes option pricing model at $90,495. For the three and nine months ended September 30, 2020, an amount of $nil and $90,495 has been expensed relating to this incentive stock options.

b)	On March 3, 2020, the Company granted to its officers and directors incentive stock options entitling the purchase of an aggregate 76,475 common shares (22,500 to directors and 53,975 to officers), at an exercise price of $5.00 per share. The options are exercisable for a period of 5 years until March 3, 2025, subject to earlier termination in accordance with the terms of the Company’s stock option plan. The options vest immediately on date of grant.

The fair value of the 22,500 stock options granted has been estimated at $60,203, using the Black-Scholes option pricing model, which has been expensed for the nine months ended September 30, 2020. The fair value of the 53,975 stock options granted has been determined to be $125,213, representing share-based payment, equating to the cash portion of the 2018 and 2019 performance bonuses to officers.

Fair value of options granted

The fair value of the granted options was determined using the Black-Scholes option pricing model and based on the following assumptions:

Date of Grant	June 26, 2020	March 3, 2020	June 18, 2019	June 21, 2018
Share price at date of grant	$6.80	$5.00	$3.40	$2.75
Expected dividends yield	0%	0%	0%	0%
Expected weighted volatility	70.44%	69.59%	79.95%	105.67%
Risk-free interest average rate	0.31%	1.10%	1.33%	2.00%
Expected average life	5 years	5 years	5 years	5 years
Exercise price at date of grant	$6.80	$5.00	$3.40	$2.75

Page | 28

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

14) PROFESSIONAL FEES

The following table shows professional fees for the three and nine months ended September 30, 2021 and 2020:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Transaction costs (note 23(a))	$534,782	$-	$534,782	$-
Exchange, regulatory and transfer agent fees	82,464	31,734	257,187	170,719
Professional fees	73,449	78,008	302,213	280,130
Media relations and other consultants	36,705	54,854	140,978	146,031
	$727,400	$164,596	$1,235,160	$596,880

15) GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes general and administrative expenses for the three and nine months ended September 30, 2021 and 2020.

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Insurance expenses	$33,129	$24,752	$99,677	$40,622
Office expenses	19,730	19,436	60,024	73,362
Advertising and exhibitions	48,474	30,194	89,676	127,602
Travelling	4,704	10,037	5,324	65,107
	$106,037	$84,419	$254,701	306,693

Page | 29

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

16) DEFERRED TAXES

Deferred tax assets (liabilities) and variation of recognized amounts

	As at January 1,	Recognized in	As at September 30,
	2021	profit or loss	2021
Exploration and evaluation assets	$320,013	$(92,125)	$227,888
Investments	(3,582,196)	2,590,451	(991,745
Share issuance costs	6,286	(2,096)	4,190
Derivative financial instruments	562,239	(386,949)	175,290
	$(2,693,658)	$2,109,281	$(584,377

	As at January 1,	Recognized in	As at December 31,
	2020	profit or loss	2020
Exploration and evaluation assets	$687,841	(367,828)	$320,013
Investments	(6,047,641)	2,465,445	(3,582,196)
Share issuance costs	8,389	(2,103)	6,286
Non-capital losses	915,903	(915,903)	-
Derivative financial instruments	1,189,723	(627,484)	562,239
	$(3,245,785)	$552,127	$(2,693,658)

17) EQUITY TRANSACTIONS OF ABITIBI ROYALTIES

Dividends

On December 7, 2020, Abitibi Royalties’ Board of Directors approved a 20% dividend increase from $0.15 to $0.18 per common share on an annualized basis.

For the three and nine months ended September 30, 2021, Golden Valley earned dividends of $252,236 (2020 - $210,197) and $756,708 (2020 - $588,551) from Abitibi Royalties, respectively. Golden Valley holds 5,605,246 common shares in Abitibi Royalties as at September 30, 2021 and December 31, 2020.

Incentive stock option

Abitibi Royalties adopted a 20% fixed option plan (the “New Plan”) in 2013. Pursuant to the New Plan, options, for an aggregate total of 1,740,200 common shares, may be granted to its directors, officers, employees, consultants or management companies from time to time. Abitibi Royalties has not renewed its stock option plan and has not granted stock options under the current plan since 2014. There are no stock options available for grant under the plan.

Page | 30

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

17) EQUITY TRANSACTIONS OF ABITIBI ROYALTIES (continued)

Normal Course Issuer Bid (“NCIB”)

On September 24, 2020, Abitibi Royalties announced it received conditional acceptance to renew its NCIB for another year until October 5, 2021. This new approval allowed the Company to purchase up to 624,145 (representing 5% of the Company’s total issued and outstanding common shares) of its common shares.

On October 5, 2021, the Company did not renew its NCIB pending the completion of the plan of arrangement discussed in Note 25 “Subsequent Event”.

For the three months ended September 30, 2021, Abitibi Royalties did not repurchase any of its common shares.

For the nine months ended September 30, 2021, Abitibi Royalties repurchased and cancelled 11,600 of its common shares at prices varying from $21.70 to $25.98 per share for a total of $269,391.

For the three months ended September 30 2020, Abitibi Royalties repurchased and cancelled common 13,800 shares at prices varying from $20.48 to $22.75 per share for a total of $300,400. For the nine months ended September 30, 2020, Abitibi Royalties repurchased and cancelled 39,500 shares at prices varying from $15.14 to $22.75 per share for a total of $781,815.

18) EARNINGS (LOSS) PER SHARE

Both the basic and diluted earnings (loss) per share have been calculated using the net income (loss) attributable to owners of the Company as the numerator, i.e., no adjustment to the net income (loss) were necessary in either three and nine months ended September 30, 2021 and 2020.

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Net income (loss) attributable to shareholders of Golden Valley Mines Ltd.	$(1,265,741)	$3,022,675	$(3,543,076)	$6,081,378
Weighted average number of shares in circulation - basic	13,743,460	13,518,460	13,602,795	13,486,061
Dilutive effect of stock options	-	617,427	-	743,067
Weighted average number of shares	13,743,460	14,135,887	13,602,795	14,229,128

Basic earnings (loss) per share	$(0.092)	$0.224	$(0.260)	$0.451
Diluted earnings (loss) per share	$(0.092)	$0.214	$(0.260)	$0.427

Refer to “Share Consolidation” section of Note 12 “Capital Stock”.

Page | 31

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

18) EARNINGS (LOSS) PER SHARE (continued)

For the three and nine months ended September 30, 2021, 1,186,889 incentive stock options have not been included in the loss per share calculation as they would result in a reduction of the loss per share.

For the three and nine months ended September 30, 2020, 25,000 stock options and nil stock options, respectively, were excluded from the calculation of diluted earnings per share attributable to shareholders of the Company as their exercise price was higher than the Company’s average share price.

19) RELATED PARTY TRANSACTIONS

The Company’s related parties include its joint key management and related companies, as described below. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances are usually settled in cash. Other than the related party transactions disclosed below, there were no other direct transactions with related parties other than routine payments for management and exploration services and grants of stock options. Key management includes directors and senior executives.

For the three and nine months ended September 30, 2021 and 2020, the compensation paid to key management for employee and consulting services for Golden Valley and its subsidiaries is presented below:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Short-term employee benefits
Salaries including bonuses	$234,231	$209,042	$703,082	$677,034
Directors’ fees	75,000	70,000	225,000	210,000
Benefits	52,697	30,955	131,158	147,141
Total short-term employee benefits	361,928	309,997	1,059,240	1,034,175
Other transactions with key management
Rent (1)	7,104	4,902	16,424	11,222
Management fees (2)	41,550	41,550	124,650	124,650
Fees relating to exploration and evaluation activities (3)	18,048	18,048	54,143	54,144
Total other transactions with key management	66,702	64,500	195,217	190,016
Share-based payments (4)	1,220	68,776	30,831	202,571
Total remuneration	$429,850	$443,273	$1,285,288	$1,426,762

Page | 32

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

19) RELATED PARTY TRANSACTIONS (continued)

1)	For the three and nine months ended September 30, 2021, rent of $4,104 (2020 -$1,902) and $7,424 (2020-$5,222) was paid by Abitibi Royalties to its President for use of Toronto, Ontario property as an office for Abitibi Royalties and rent of $3,000 (2020 -$3,000) and $9,000 (2020 -$6,000) was paid to 2973090 Canada Inc., a company controlled by an officer and a director of the Company, for use of a Val-d’Or, Québec property as an administrative and exploration offices for Golden Valley, respectively.

2)	For the three and nine months ended September 30, 2021, management fees of $41,550 (2020 -$41,550) and $124,650 (2020 -$124,650) paid to 2973090 Canada Inc, respectively. As at September 30, 2021, the Company had a net receivable of $834 (December 31, 2020 – net payable of $201) due from 2973090 Canada Inc, which is netted against accounts payable and accrued liabilities.

3)	For the three and nine months ended September 30, 2021, fees relating to exploration and evaluation activities include $14,700 (2020 -$14,700) and $44,100 (2020 -$44,100) paid to 2973090 Canada Inc and of $3,348 (2020 -$3,348) and $10,044 (2020 -$10,044) paid to Rosatelli Exploration Services, a company controlled by an officer of the Company, respectively.

4)	Share-based compensation relating to the incentive stock option program for officers and directors of the Company.

Transactions with related companies

Effective July 1, 2020, the Company entered into a Cost Sharing Arrangement (the “Sharing Arrangement”) with companies related by common management, pursuant to which Golden Valley will provide certain management and financial services such as office space and administrative support relating to the exploration offices located at 2864 Chemin Sullivan, Val-d’Or, Québec, J9P 0B9, in consideration of $71,348 per year (the “reimbursement”), payable on a monthly basis. The Sharing Arrangement provides for the reimbursement to be reviewed on an annual basis.

For the three and nine months ended September 30, 2021, reimbursement of $19,250 (2020 - $19,250) and $39,567 (2020 - $19,250) was received from related companies relating to this Sharing Arrangement, respectively.

Page | 33

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

19) RELATED PARTY TRANSACTIONS (continued)

Val-d’Or Mining

For the three and nine months ended September 30, 2021, Golden Valley was recharged general expenses from Val-d’Or Mining, a company related by common management, for a total amount of $2,866 and $6,736, respectively.

For the three and nine months ended September 30, 2020, Golden Valley recharged general and exploration and evaluation expenses to Val-d’Or Mining for a total amount of $7,344 and $9,907, respectively

As at September 30, 2021, the Company had no indebtedness (December 31, 2020 - net payable of $6,064) due to Val-d’Or Mining.

20) COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements with officers and consultants that include termination and change of control clauses. In the case of termination, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to two times) the annual base fee payable. In the case of a change of control, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to three times) the sum of the annual base fee. As at September 30, 2021, the total annual base fee of the officers and consultants under the agreements is $765,000. As a triggering event has not taken place as at September 30, 2021 (see note 25 “Subsequent Events”), the contingent payments have not been reflected in the consolidated financial statements.

21) FINANCIAL INSTRUMENTS

Fair value measurement of financial instrument

Financial assets and liabilities measured at fair value in the statements of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3: inputs for the assets or liabilities that are not based on observable market data.

Page | 34

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

Fair value measurement of financial instrument (continued)

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. Cash and cash equivalent (Level 1), royalty and other receivables (Level 3), other assets (Level 3) and accounts payable and accrued liabilities (Level 3) are carried at amortized costs which approximate their fair value due to their short-term nature.

Short-term other assets in the consolidated statements of financial position consisting of marketable securities at September 30, 2021 and December 31, 2020 are classified in Level 1 and are recorded at fair value by reference to their quoted prices at the reporting date.

The Company’s other assets relating to the investments in the common shares of a private company do not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on their unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy. The process of estimating the fair value of these investments is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information. There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of these investments.

Investments relating to the common shares of Agnico Eagle and Yamana held by Abitibi Royalties and the liability relating to the derivative financial instruments are classified as Level 1.

The method and valuation techniques used for the purpose of measuring fair value are unchanged compared to the previous reporting periods. There has been no movement between levels during the year.

Page | 35

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

The carrying amounts and fair value of financial instruments presented in the consolidated statements of financial position are as follows:

	As at September 30, 2021		As at December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial Assets at amortized costs
Cash and cash equivalents	$14,371,226	$14,371,226	$13,703,034	$13,703,034
Restricted cash	5,561,189	5,561,189	385,415	385,415
Royalty receivables	150,187	150,187	425,180	425,180
Dividend receivable	38,047	38,047	70,361	70,361
Other receivables	-	-	25,000	25,000
Due from related parties	-	-	59,517	59,517
Financial assets at fair value through profit and loss
Other assets	1,175,947	1,175,947	406,280	406,280
Investments	27,654,951	27,654,951	49,501,916	49,501,916
	$48,951,547	$48,951,547	$64,576,703	$64,576,703

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	$176,875	176,875	$890,496	890,496
Loan	60,000	60,000	60,000	60,000
Financial liabilities measured at fair value through profit and loss
Derivatives financial instruments (level 1)	1,322,945	1,322,945	4,243,318	4,243,318
	$1,559,820	$1,559,820	$5,193,814	$5,193,814

Financial Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are market risk, credit risk and liquidity risk. The Company focuses on actively securing short-to medium term cash flows by minimizing the exposure to financial markets. The most significant financial risks to which the Company is exposed are described below.

Page | 36

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

a) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following two types of market risk: foreign currency risk and other price risk.

Foreign currency risk sensitivity

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Most of the Company’s transactions are carried out in Canadian dollars. Currency risk arises from the Company’s cash, dividends, and royalty revenues in foreign currency, which are primarily denominated in U.S. dollars. The Company does not enter into arrangements to hedge its foreign exchange risk. As at September 30, 2021 and December 31, 2020, foreign currency denominated financial assets and liabilities in U.S. dollars and which expose the Company to the currency risk are as follows:

	As at September 30,	As at December 31,
	2021	2020

Cash and cash equivalents	$9,152,673	$7,125,721
Restricted cash	4,396,197	302,405
Royalty receivable	117,877	333,946
Dividends receivable	28,728	54,251
Accounts payable and accrued liabilities	(27)	(3,040)
Derivative financial instruments	(1,038,337)	(3,332,798)
	$12,657,111	$4,480,485

A 1% change in the Canadian /U.S. exchange rate as at September 30, 2021 would have had an impact of $161,264 (December 31, 2020 - $57,046) on net loss and comprehensive loss for the period.

Page | 37

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

Other price risk sensitivity

The Company is exposed to fluctuations in the market prices of its investments in quoted mining companies and marketable securities in quoted mining exploration companies. The fair value of these financial instruments represents the maximum exposure to price risk.

If the quoted price of these instruments had changed by 1% as at September 30, 2021 (1% as at December 31, 2020), net income (loss) and comprehensive income (loss) for the three months then ended would have changed by $279,010 (for the year ended December 31, 2020 - $489,865).

b) Credit risk

Credit risk is the risk that another party to a financial instrument fails to discharge its obligation and, thus, leads the Company to incur a financial loss. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets at the reporting date, as summarized below:

	As at September 30,	As at December 31,
	2021	2020

Cash and cash equivalents	$14,371,226	$13,703,034
Restricted cash	5,561,189	385,415
Royalty receivables	150,187	425,180
Other receivables	38,047	181,011
Carrying amounts	$20,120,649	$14,694,640

The risk related to cash and restricted cash is considered negligible as the Company is dealing with a reputable financial institution whose credit rating is excellent. The Company’s management considers that the above financial asset is of good credit quality. The credit risk exposure for the Company’s accounts, royalty and dividends receivables and other assets is considered minimal as these receivables have since been received subsequent to year-end. The Company continuously monitors defaults of counterparties. No impairment loss has been recognized in the periods presented.

Page | 38

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk management serves to maintain a sufficient amount of cash and cash equivalents and to ensure that the Company has financing sources such as private and public investments for a sufficient amount. Over the past years, the Company has financed its exploration and evaluation programs, its working capital requirements and acquisitions of mining properties through private and flow-through placements and through dividends received from the shares it holds in Abitibi Royalties.

The Company’s objective is to maintain cash and cash equivalents and short-term investments to meet its liquidity requirements. This objective was met for the reporting periods. The Company considers cash flows from financial assets in assessing and managing liquidity risk, in particular its cash and cash equivalents and short-term investments. The Company’s existing cash and cash equivalents and short-term investments exceed the current cash outflow requirements.

The following table presents contractual maturities (including interest payments where applicable) of the Company’s consolidated liabilities:

	As at September 30,	As at December 31,
	2021	2020
Within 3 months
Accounts payable and accrued liabilities	$176,875	$890,496
Income taxes payable	-	2,464,798
Derivative financial instruments	630,810	2,411,567
	$807,685	$5,766,861
Three to twelve months
Derivative financial instruments	$480,625	$135,341
	$480,625	$135,341
Beyond twelve months
Derivative financial instruments	$211,510	$1,696,410
Loan	60,000	60,000
	$271,510	$1,756,410

Page | 39

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

22) CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s capital management objectives are: to ensure the Company’s ability to continue as a going concern; to increase the value of the assets of the business; and to provide an adequate return to owners. These objectives will be achieved by identifying the right exploration projects, adding value to these projects and ultimately taking them through to production or sale and cash flow, either with partners or by the Company’s own means and by identifying and acquiring the right potential royalty rights. The Company monitors capital on the basis of the carrying amount of equity. Capital for the reporting periods under review is comprised of share capital, warrants and contributed surplus. The Company is not exposed to any externally imposed capital requirements as at September 30, 2021 and December 31, 2020. The Company sets the amount of capital in proportion to its overall financing structure, i.e., equity and financial liabilities. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may return capital to shareholders, issue new shares, or sell assets to reduce payables. When financing conditions are not optimal, the Company may enter into option agreements or other solutions to continue its exploration and evaluation activities or may slow its activities until conditions improve. No changes were made in the objectives, policies and processes for managing capital during the quarter.

23) SUBSEQUENT EVENTS

a) Acquisition of Golden Valley and Abitibi Royalties by Gold Royalty Corp.

On September 7, 2021, Golden Valley, Abitibi Royalties and Gold Royalty announced that they entered into definitive agreements dated September 6, 2021, pursuant to which Gold Royalty acquired all of the issued and outstanding common shares of each of Golden Valley and Abitibi Royalties by way of statutory plans of arrangement (the “Arrangements”). The Arrangements were completed on November 5, 2021 whereby Gold Royalty issued 2.1417 of its shares to Golden Valley shareholders for each Golden Valley common share; and Gold Royalty issued 4.6119 of its shares to Abitibi Royalties shareholders for each Abitibi Royalties common share. Additionally, pursuant to the Golden Valley Arrangement, each of its 1,166,389 options that were outstanding immediately prior to the business combination were exchanged for 2,498,045 options to purchase Gold Royalty shares.

b) Subscription of 3,277,606 Units in Val-d’Or Mining Corporation’s non-brokered private placement offering

On March 18, 2022, Val-d’Or Mining announced that it completed a non-brokered private placement offering (the “Offering”) for gross proceeds of $1,396,473 by issuing 8,727,954 Units under the Offering at a per Unit price of $0.16, each Unit comprised of one common share in the capital of Val-d’Or Mining and one-half of one non-transferable common share purchase warrant, each whole warrant (a “Warrant”) exercisable for the purchase of one common share of Val-d’Or Mining at a per share price of $0.20 until March 18, 2024. Golden Valley subscribed for 3,277,606 Units for the subscription price of $524,417.

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GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

23) SUBSEQUENT EVENTS (continued)

c) Mining option agreement on the AGB Properties

On October 8, 2021, the Company entered into an option agreement (the “Option Agreement”) with Eldorado, enabling Eldorado to earn up to an additional 50% interest in the Claw Lake Gold Prospect, the Cook Lake Prospect, the Murdock Creek Prospect, all located in Ontario and the Perestroika Prospect, located in Québec (the “Properties”). Under the new Option Agreement, GZZ-I JV will be terminated upon the satisfaction of certain conditions precedent (including the amendment of certain historical royalty agreements pertaining to the Properties), which were satisfied concurrently with the execution of the Option Agreement. Furthermore, Golden Valley has the option to be assigned, from Eldorado for nominal consideration, all of the right, title and interest of Eldorado in and to five of the remaining Existing Properties (Munro Prospect, Recession Larder Prospect, Matachewan Prospect all in Ontario, and the Bogside Prospect in Quebec; Denovo Prospect in Ontario was previously dealt with in a transaction with Highgold Mining Inc.), other than the Properties.

Eldorado may earn an additional 40% in the Properties (the “40% Option”) by funding expenditures on the Properties for a minimum of $10,500,000 over a period of 5 years from the termination of the GZZ-I JV and making annual payments to $50,000 per annum to Golden Valley (“Annual Payment”) with the first Annual Payment being made on termination of the GZZ-I JV and each subsequent Annual Payment being made on the anniversary thereof until Eldorado exercises the 40% Option. Upon exercise of the 40% Option by Eldorado, the parties will be deemed to have formed a joint venture in accordance with the terms set out in the Option Agreement and will use commercially reasonable efforts to enter into a formal joint venture agreement within 60 business days of the exercise of the 40% Option.

In order to earn and acquire an additional 10% undivided interest in the Properties (the “Additional Option”), Eldorado will contribute all joint venture expenditures on behalf of the parties, and deliver to Golden Valley, a preliminary economic assessment (PEA) report in respect of the Properties. Upon the exercise of the Additional Option by Eldorado, Golden Valley will have a 20% undivided beneficial interest in the Properties and Eldorado will have an 80% undivided beneficial interest in the Properties.

d) Derivative financial instruments

●	529,700 call option contracts on Yamana Gold shares that were outstanding as at September 30, 2021 expired on January 21, 2022.

●	The 1,694,600 put options on Yamana Gold shares, and 180,300 put options on Agnico Eagle shares that were outstanding as at September 30, 2021 expired at their respective date of expiry as summarized in note 10.

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Questions? Need Help Tendering?

The Information Agent and Depositary for the Offer is:

Laurel Hill Advisory Group

70 University Avenue,

Suite 1440

Toronto, ON, M5J 2M4

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside of North America:

1-416-304-0211

E-mail: assistance@laurelhill.com

FOR DEPOSITING SHARES

By E-mail:

elemental-offer@laurelhill.com

By Facsimile:

1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

Any questions or requests for assistance or additional copies of the Offer to Purchase and Circular may be directed by the Shareholders to the Information Agent and Depositary as set out above.

To keep current with further developments and information about the Offer, visit

www.goldroyalty.com/elemental-offer/.